082-01808

信和置業有限公司
Sino Land Company Limited

2007-2008
INTERIM REPORT
二零零七至二零零八年度
中期報告書


ST. ANDREWS PLACE
BEAS RIVER • HONG KONG

This interim report ("Interim Report") (in both English and Chinese versions) has been posted on the Company's website at http://www.sino.com. Shareholders who have chosen to rely on copies of the Corporate Communications (including but not limited to annual report, summary financial report (where applicable), interim report, summary interim report (where applicable), notice of meeting, listing document, circular and proxy form) posted on the Company's website in lieu of any or all the printed copies thereof may request the printed copy of the Interim Report.

Shareholders who have chosen to receive the Corporate Communications using electronic means through the Company's website and who for any reason have difficulty in receiving or gaining access to the Interim Report posted on the Company's website will promptly upon request be sent the Interim Report in printed form free of charge.

Shareholders may at any time choose to change their choice of language and means of receipt (i.e. in printed form or by electronic means through the Company's website) of all future Corporate Communications from the Company by giving reasonable notice in writing to the Company's Registrars, Tricor Standard Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong.

此中期報告書（「中期報告書」）（英文及中文版）已於本公司網站 http://www.sino.com 登載。凡選擇依賴在本公司網站上登載之公司通訊（其中包括但不限於年報、財務摘要報告（如適用）、中期報告書、中期摘要報告（如適用）、會議通告、上市文件、通函及代表委任表格）以代替任何或所有印刷本之股東，均可要求索取中期報告書之印刷本。

凡選擇以透過本公司網站之電子方式收取公司通訊之股東，如因任何理由於接收或獲准瀏覽於本公司網站登載之中期報告書時遇有困難，可於提出要求下即獲免費發送中期報告書印刷本。

股東可隨時以書面通知本公司股票登記處，卓佳標準有限公司，地址為香港皇后大道東28號金鐘匯中心26樓，以更改日後收取公司通訊的語言版本及收取方式（印刷方式或以透過本公司網站之電子方式）之選擇。

CONTENTS

目錄

CORPORATE INFORMATION

Board of Directors
Robert Ng Chee Siong, Chairman
Ronald Joseph Arculli, GBS, CVO, OBE, JP#
Allan Zeman, GBS, JP*
Adrian David Li Man-kiu*
Fu Yuning*
Raymond Tong Kwok Tung
Yu Wai Wai
Thomas Tang Wing Yung
Daryl Ng Win Kong
Ringo Chan Wing Kwong

(# Non-executive Director)
(* Independent Non-executive Directors)

Audit Committee
Adrian David Li Man-kiu, Chairman
Allan Zeman, GBS, JP
Fu Yuning

Remuneration Committee
Daryl Ng Win Kong, Chairman
Allan Zeman, GBS, JP
Adrian David Li Man-kiu

Authorized Representatives
Robert Ng Chee Siong
Raymond Tong Kwok Tung

Secretary
Eric Ip Sai Kwong

Auditor
Deloitte Touche Tohmatsu
Certified Public Accountants, Hong Kong

Solicitors
Baker & McKenzie
Clifford Chance
Woo, Kwan, Lee & Lo

Principal Bankers
Bank of China (Hong Kong) Limited
The Hongkong and Shanghai Banking Corporation Limited
DBS Bank Ltd, Hong Kong Branch
The Bank of East Asia, Limited
Hang Seng Bank Limited
Bank of Communications, Hong Kong Branch
Industrial and Commercial Bank of China (Asia) Limited
Bangkok Bank Public Company Limited
Wing Lung Bank Limited
China Construction Bank

Investor Relations Contact
Please direct enquiries to:
General Manager – Corporate Finance
Telephone : (852) 2734 8312
Fax : (852) 2369 1236
E-mail : investorrelations@sino.com

Registered Office
12th Floor, Tsim Sha Tsui Centre,
Salisbury Road, Tsim Sha Tsui,
Kowloon, Hong Kong
Telephone : (852) 2721 8388
Fax : (852) 2723 5901
Internet : http://www.sino.com
E-mail : info@sino.com

Registrars
Tricor Standard Limited
26th Floor, Tesbury Centre,
28 Queen's Road East,
Hong Kong
Telephone : (852) 2980 1333
Fax : (852) 2861 1465

Shareholders' Calendar

Closure of Register of Members	14th April, 2008 to 16th April, 2008 (both dates inclusive)
Last Date for lodging scrip dividend election forms	7th May, 2008 4:30 p.m.
Interim Dividend Payable	HK10 cents per share 15th May, 2008

Listing Information

Stock Code	83

American Depositary Receipt

CUSIP Number	829344308
Trading Symbol	SNOLY
ADR to Ordinary Share Ratio	1:5
Listing	Level One (OTC)
Depositary Bank	The Bank of New York 101 Barclay Street, 22nd Floor – West, New York, NY 10286, U.S.A.

CHAIRMAN'S STATEMENT

I am pleased to present my interim report to the shareholders.

INTERIM RESULTS

The Group's unaudited consolidated net profit attributable to shareholders for the six months ended 31st December, 2007 increased significantly by 211% to HK$4,729.6 million compared with HK$1,519.1 million in the corresponding period last year. Excluding revaluation surplus on investment properties net of deferred tax of HK$2,409.5 million, the Group's underlying net profit from operations was HK$2,320.1 million, representing an increase of 178% from HK$832.7 million in the corresponding period last year. Earnings per share for the period was 100.26 cents (2006 : 34.68 cents).

The turnover of the Group for the interim period was HK$4,569.8 million, representing an increase of 298% compared with HK$1,147.9 million in the corresponding period last year.

The results for the interim period ended 31st December, 2007 reflect the adoption of all Hong Kong Financial Reporting Standards applicable to the Group that are effective for the accounting period.

DIVIDEND

The Directors have declared an interim dividend of 10 cents per share payable on 15th May, 2008 to those shareholders whose names shall appear on the Register of Members of the Company on 16th April, 2008.

The interim dividend will be payable in cash but shareholders will be given the option of electing to receive the interim dividend in the form of new shares in lieu of cash in respect of part or all of such dividend. The new shares to be issued pursuant to the scrip dividend scheme are subject to their listing being granted by the Listing Committee of The Stock Exchange of Hong Kong Limited.

A circular containing details of the scrip dividend scheme will be despatched to shareholders together with the form of election for scrip dividend on or about 24th April, 2008. It is expected that the interim dividend warrants and share certificates will be despatched to shareholders on or about 15th May, 2008.

The unaudited interim results have been reviewed by the Company's auditors, Deloitte Touche Tohmatsu.

BUSINESS REVIEW

(1) Sales Activities

Turnover and earnings from sales at subsidiary level for the interim period ended 31st December, 2007 were mainly derived from sales of residential units in new projects One New York in Hong Kong and Greenfields in Guangzhou, PRC, the occupation permits of which were obtained during the interim period; as well as sales of residential units already completed in Vision City, One SilverSea and the detached houses of St. Andrews Place.

Located in the west of the Kowloon area, One New York offers residents a chic metropolitan lifestyle. This development is a short walk from the MTR Cheung Sha Wan Station. Launched in November 2007, the project has been well received with over 71% of its 132 units sold.

Greenfields is a residential project located in Guangzhou, PRC. The project offers a total of 238 residential units and market response to the sales has been good with 99% of its total units sold.

As for the projects already completed, over 96%, 99% and 80% respectively of the total number of residential units/detached houses in Vision City, One SilverSea and St. Andrews Place have been sold.

Earnings from property sales at associate level were mainly derived from sales of completed residential units in Mount Beacon located in Kowloon Tong, One HoneyLake in Shenzhen and Chengdu International Community in Chengdu, Sichuan. All of the remaining luxurious residential houses/apartments in Mount Beacon have been sold. Approximately 99% of all the units in One HoneyLake have been sold and over 78% of the units launched to date in the Chengdu International Community have been sold.

BUSINESS REVIEW *(Continued)*

(1) Sales Activities *(Continued)*

During the interim period ended 31st December, 2007, the Group completed two new residential projects, final phase of the One HoneyLake in Shenzhen and one phase of the Chengdu International Community in Chengdu. Details of the projects are presented in the table below with a total attributable gross floor area of approximately 0.8 million square feet:

	Location	Usage	Group's Interest	Attributable Gross Floor Area
				(Square feet)
1.	Chengdu International Community Phase IV Xipu Zhen, Pi Xian, Jin Niu District, Chengdu, Sichuan, PRC	Residential	20%	327,126
2.	Greenfields No. 8, Lanyu 5 Jie, Guangzhou Economic & Technological Development District, Guangzhou Lot No. SZ-8-2, PRC	Residential/ Retail/ Carparks	100%	314,655
3.	One HoneyLake Xiangmei Road, Futian District, Shenzhen, PRC	Residential	50%	99,260
4.	One New York 468 Castle Peak Road, Kowloon, Hong Kong	Residential/ Retail	100%	58,867
				799,908

BUSINESS REVIEW *(Continued)*

(2) Land Bank

As at 31st December, 2007, the Group has a land bank of approximately 44.9 million square feet of attributable gross floor area comprising a balanced portfolio of properties of which 65% is residential; 25% commercial; 5% industrial; 3% car parks and 2% hotels. In terms of breakdown of the land bank by status, 34.2 million square feet consist of properties under development, 9.8 million square feet of properties for investment/own use and 0.9 million square feet of properties held for sale. The Group will continue to selectively replenish its land bank, both in Hong Kong and in Mainland China, to optimise its earnings potential.

During the interim period under review, the Group acquired five plots of land for property development. Details of the acquisitions are as follows:

	Location	Usage	Group's Interest	Attributable Gross Floor Area
				(Square feet)
1.	TPTL 186 (Site B) Tai Po New Territories	Residential	35%	250,072
2.	Aberdeen Inland Lot No. 451 Hong Kong	Residential	35%	226,022
3.	Lot No. 245 in Demarcation District No. 331 Lantau Island	Residential	100%	71,417
4.	Chengdu Project West of Cheng Kun Railway, East of Sha He, South of Cheng Luo Road, North of Ying Hui Road, Cheng Hua District, Chengdu, PRC	Residential/ Commercial	100%	13,151,421
5.	Chongqing Project No. 1, Zhong Xing Duan, Qiao Bei Cun, Hua Xin Street, Jiang Bei District, Chongqing, PRC	Residential/ Commercial	50%	5,542,808
				19,241,740

BUSINESS REVIEW *(Continued)*

(3) Property Development

The Group expects to complete the following project with an attributable gross floor area of 64,791 square feet in the second half of the financial year ending 30th June, 2008 :

Location	Usage	Group's Interest	Attributable Gross Floor Area *(Square feet)*
One Madison 305 Castle Peak Road, Sham Shui Po, Kowloon, Hong Kong	Residential/ Retail	100%	64,791
			64,791

Subsequent to the interim period ended 31st December, 2007, the Group obtained the occupation permit for One Madison on 28th February, 2008.

(4) Rental Activities

The Group's rental portfolio performed solidly for the interim period ended 31st December, 2007 due to rental increases from lease renewals, new leases in the existing rental portfolio and high occupancy in all sectors of the portfolio. The gross rental revenue, including the attributable share of its associates, increased by 13.97% to HK$891.4 million compared with HK$782.1 million in the corresponding period last year.

In December 2007, the Group acquired 60% and 57.5% equity interests from the joint venture partners in the development companies of Olympian City 1 and 2 respectively. Subsequent to the interim period, the Group acquired the remaining 10% interest in the development company of Olympian City 1. Prior to the acquisitions, the Group had 30% and 42.5% interests in the respective development companies of Olympian City 1 and 2, and now the Group owns 100% equity interests in both development companies. The acquisitions enable the Group to increase its rental portfolio by approximately 391,000 square feet of retail space, providing further rental growth in the recurrent income of the Group.

The award-winning and environmentally-friendly shopping mall Citywalk, with approximately 300,000 square feet of retail space, was opened in January 2008. The development is a joint venture with Urban Renewal Authority and is located in the heart of Tsuen Wan, within walking distance to both MTR Tsuen Wan Station and the Tsuen Wan West Station on the West Rail.

BUSINESS REVIEW *(Continued)*

(4) Rental Activities *(Continued)*

Citywalk introduces elegant retail and alfresco dining which offers an attractive shopping experience. The project has recently been rated Platinum by the Hong Kong Building Environmental Assessment Method Society (HK-BEAM Society) for its eleven distinctive green features and designs including the Vertical Garden, Citywalk Piazza, the hybrid water and air-cooled air-conditioning system and more. With a 40,000 square feet Citywalk Piazza, a unique 8,000 square feet Vertical Garden, an optimal tenant mix, good floor layouts, ample car park facilities and high accessibility via public transportation networks, Citywalk will be a landmark and shopping attraction. A comprehensive promotional programme specifically designed to attract both shoppers and tenants is being launched in phases. The leasing of the retail space has progressed well.

Rental contributions from retail properties of the Group display strong potential for continuing growth. Solid growth in retail sales is mainly driven by domestic consumption, further rises in household incomes, an increasing number of households and births as well as growing visitor arrivals. A series of asset enhancement programmes are in place with specific focus on design upgrades and facility improvements based on customer needs, market research and the optimisation of tenant mixes. The programme is expected to further increase the yields and capital values of the Group's retail properties on a continuing basis.

The office sector continued to experience strong demand due to business expansion and the establishing of offices by companies new to Hong Kong. In addition, the Group has undertaken a redevelopment project to convert the Po Hing Centre industrial building in Kowloon Bay into a Grade-A office building thereby enlarging its office portfolio by approximately 174,000 square feet of attributable gross floor area. The Group will continue to review its existing rental portfolio and carry out redevelopment or conversions when commercially viable.

The growth in trade activities in Hong Kong continued to boost the demand for industrial space. Both the rental rates and capital values of the industrial buildings of the Group contributed robust growth during the period under review. The overall occupancy rate of the Group's industrial buildings was high.

With the additional gross floor areas of the Olympian City 1 and 2 and Citywalk shopping malls, the Group has approximately 9.8 million square feet of attributable gross floor area of properties for investment/own use as at 31st December, 2007. Of this portfolio, commercial developments (retail and office) account for 60%, industrial developments 17%, car parks 14%, hotels 6%, and residential 3%. The Group expects to complete a total of approximately 5.4 million square feet of attributable gross floor area of investment properties in the next few years which will further increase its recurrent income base.

BUSINESS REVIEW *(Continued)*

(5) Hotels

The tourism industry in Hong Kong recorded good growth in 2007 with the total number of visitor arrivals in Hong Kong for 2007 surpassing 28 million, representing an increase of over 10% compared with that of 2006. Total expenditure associated with the inbound tourism was over HK$130 billion, approximately 10% above the HK$119 billion recorded in 2006. Economic activity remained strong, together with the HKSAR Government's efforts to promote Hong Kong as a MICE (Meeting, Incentive, Convention, Exhibition) destination, business travels continued to grow favourably in 2007. In January 2008, Hong Kong Tourism Board announced that Hong Kong won the Best MICE City Award by CEI Asia Pacific Magazine as the conference support and quality of services of Hong Kong have gained overseas recognition.

During the interim period under review, Conrad Hong Kong continued to achieve positive growth in occupancy rate, room sales and average room rate compared with the previous interim period. Following the completion of its guest room renovation programme, Conrad Hong Kong renovated its Nicholini's restaurant and Pacific Bar, which were completed in October 2007. A continuing asset enhancement renovation programme is in place aiming to offer customers enjoyable and comfortable stays with the hotel.

In recognition of the quality of service of Conrad Hong Kong, it has received the 'World's Best Hotels' Award by *Institutional Investor* (2007), 'China's Top Hotels 2007' Award by *Travel & Leisure China* following the receipt of 'Top 100 The Best in the World Readers' Choice Awards' by *Condé Nast Traveller* earlier. The three restaurants operated by the hotel namely Nicholini's, Brasserie on the Eighth and Golden Leaf have received the 'Hong Kong's Best Restaurants 2007' Award by *Hong Kong Tatler* (2007).

The tourism sector in Singapore set a new high of 10.3 million visitor arrivals in 2007, representing an increase of 5.4% over 2006 and generating approximately S$13.8 billion in tourism receipts. The increase in visitor arrivals, continuing growth in economic activities and robust performance of the MICE sector in Singapore have benefited The Fullerton Singapore. Average room rate, room sales, and food and beverage business recorded good growth during the interim period ended 31st December, 2007.

To enhance high quality of products and services to meet the expectation of discerning guests, the Group continues to roll out renovation programmes to upgrade the amenities and facilities of The Fullerton. The conversion of Financial Centre meeting rooms into retail lobby shops started in January 2008 and is expected to be completed in the second quarter of 2008. The hotel's successful Post Bar opened a sister outlet in Singapore's new Changi Airport Terminal 3 on 9th January, 2008. The Fullerton's premier location will also enjoy superior visibility during Singapore's inaugural Formula 1 race, scheduled for 28th September, 2008.

The Fullerton received several awards from respected organisations and magazines in recognition of its standards of service during the interim period. It was rated one of the world's top hotels in the *12th Annual Travel + Leisure World's Best Awards*, 'Reader's Choice Awards' by *Condé Nast Traveller* (2007), 'World's Best Hotels Award' by *Institutional Investor* (2007) and 'Best Business Hotels' and 'Best Conference Hotels' in *Best in Travel Poll* by *SmartTravelAsia.com* (2007).

BUSINESS REVIEW *(Continued)*

(5) Hotels *(Continued)*

Capitalising on the heritage buildings and the prime location of the promenade along the waterfront vantage in front of The Fullerton, the Group has embarked on a comprehensive business plan to transform the entire area into a major destination for dining, entertainment and hospitality. The project will conserve the distinctive architecture and heritage of the area. Combining The Fullerton, One Fullerton, The Fullerton Waterboat House as well as the Collyer Quay project (acquired in 2006), will be integrated into a commercial complex comprising a new luxurious boutique hotel with approximately 100 guest rooms, Clifford Pier and Customs House – the waterfront area will be revamped and named as The Fullerton Heritage, offering a unique and memorable lifestyle experience for locals and tourists alike.

(6) Mainland Business

In July 2007, the Group successfully acquired two sizeable plots of land in China at good prices for the development of residential and commercial properties. The projects will provide a total of approximately 18.6 million square feet of attributable gross floor area upon completion over the next few years. With the new acquisitions, the Group's development land bank in Mainland China is now approximately 28 million square feet of attributable gross floor area.

In the medium to long term, China's continuing development and economic growth offers tremendous business opportunities for entrepreneurs and good employment prospects, which are positive to the property market. The Group will, thus, continue to search for good sites in cities with sound economic fundamentals. The Group's commitment to building quality properties and providing after-sales professional property management services has been a key factor in customer satisfaction and we are committed to do the same.

Other than the matters mentioned above, there has been no material change from the information published in the report and accounts for the financial year ended 30th June, 2007.

FINANCE

As at 31st December, 2007, the Group's gearing was 22.3%, expressed as a percentage of bank and other borrowings net of cash and bank balances over shareholders' equity. The decrease in gearing compared with that as at 30th June, 2007 was mainly due to the receipt of the sales proceeds from the sale of residential units in Vision City, One SilverSea and sale of houses from St. Andrews Place, as well as a share placement of 220 million new ordinary shares at HK$19.57 per share on 24th September, 2007. Of the total borrowings, 24.7% was repayable within one year, 27.5% repayable between one and two years and 47.8% repayable between two and five years. The Group's borrowings are subject to floating interest rates. The Group, including the attributable share of its associates, had cash resources of approximately HK$13,606 million, comprising cash on hand of approximately HK$3,978 million together with committed undrawn facilities of approximately HK$9,628 million. All the cash on hand is in the form of deposits in banks of high credit ratings. Total assets and shareholders' funds of the Group were HK$83.0 billion and HK$56.4 billion respectively.

FINANCE *(Continued)*

As to the litigation between Sino Land Company Limited ("Sino Land") and Hang Lung Group Limited ("Hang Lung") in respect of the acquisition of a company which owns a property in Yau Kom Tau in Tsuen Wan for development into a hotel, the Court of Final Appeal on 5th February, 2007 allowed the appeal by Sino Land. Pursuant to the judgment, Hang Lung repaid to Sino Land the deposit of HK$321 million on 6th February, 2007 and it also paid the interest of HK$178 million on 16th January, 2008, leaving Sino Land's claims for legal costs and damages to be agreed between the parties or failing which, to be assessed by the courts.

There was no material change in foreign currency borrowings and the capital structure of the Group for the interim period ended 31st December, 2007. Foreign exchange exposure has been prudently kept at a minimal level.

CORPORATE GOVERNANCE

The Group places great significance on corporate integrity, business ethics and good governance. With the objective of achieving best practice of corporate governance, the Group has established an Audit Committee, Compliance Committee and Remuneration Committee. The Group is committed to maintaining good corporate transparency as well as good communications with investors and shareholders through various channels such as non-deal roadshows, investor conferences, results briefings, site visits and corporate website to disseminate information about the Group's latest developments.

CUSTOMER SERVICE

The Group re-affirms its commitment to building quality projects. In keeping with its mission to enhance customer satisfaction, the Group will wherever possible ensure that attractive design concepts and features, which are also environmentally friendly, are integral elements of its developments. Management continues to conduct regular reviews of its properties and where necessary makes improvements to maintain its reputation for the highest standards of quality and service.

Delivering high-quality customer service has long been one of the Group's key business objectives. During the interim period ended 31st December, 2007, the Group's property management division received a number of awards from the HKSAR Government and other respected organisations in recognition of its quality of service, management capability, contributions to the community and charitable services, and the promotion of environmental protection. The Group will continue to make improvements in its quality of service so as to ensure customer satisfaction and brand enhancement.

CORPORATE CITIZENSHIP

To further the Group's commitment to good corporate citizenship, our Community Care Committee (the "Committee") works closely with different charitable and voluntary organisations to organise various community services for the needy.

On the environmental protection side, the Group has collaborated on projects with a number of international organisations from promoting environmental protection to co-organise activities to inspire public interest in protecting natural resources and encourage the concept of green living.

It is also the Group's belief that supporting local arts and cultural activities is important to foster creativity, reinforce public awareness and encourage Hong Kong people's artistic appreciation. The Committee will continue to roll out activities for staff participation as well as to serve the community in the years to come.

PROSPECTS

During the interim period, financial markets have been challenging mainly as a result of declining credit quality in mortgages and sub-prime mortgages in the United States. However, the speedy introduction of stimulus measures to address the slowdown and to revive the economy is expected to have a positive effect later this year. While the Asian equity markets have been affected, the healthy economic growth and the emergence of positive wealth in Asia are expected to mitigate any slowdown in the United States.

Hong Kong recorded robust growth in 2007 with domestic demand, high value-added sectors and vibrant trade flows between Hong Kong and Mainland China being the key drivers of the economic expansion. The fundamentals of Hong Kong economy remains sound despite the recent softening of the major economies. Unemployment continued to hit record low since 2003 and both primary and secondary residential property transactions performed well with record high levels in 2007.

The recently announced HKSAR Government's 2008-09 Budget proposing the reduction in standard rate of salaries tax and profit tax rates, the increase in major allowances, the waiver of rates for fiscal year of 2008-09 and the investment in the infrastructure developments including the new railway links of West Island Line, South Island Line and confirmation of the Shatin to Central Link as well as the upgrading programme for the Hong Kong International Airport will be positive to the Hong Kong economy and property market. Together with the negative real interest rates, low mortgage rates and declining interest rate environment, demand for residential properties is expected to remain resilient. Barring unforeseen circumstances, the Hong Kong property market is expected to continue to grow further due to good economic fundamentals. As the majority of the Group's assets are in Hong Kong, the Group is well positioned to benefit from the economic and property market environments.

China continued to register stable economic growth in 2007. Domestic consumption, wealth creation and the demand for good quality private housing within China remained strong. The 2008 Olympic Games to be held in Beijing will be a positive boost to market sentiments. Prospects of the China economy remain promising in the medium to long term.

The Group continues to be well prepared to take advantage of the exciting opportunities ahead. It will continue its policy of selectively and continuously replenishing its land bank both in Hong Kong and China to optimise earnings and improve the quality of its properties and services to enhance the lifestyle of its customers. The Group's land bank will enable it to strengthen earnings and profitability, and continue to deliver value to its shareholders. The Directors are indeed confident in the medium to long term prospects of the Group.

STAFF AND MANAGEMENT

I would like to welcome Mr. Chan Wing Kwong, Ringo who joined the Board as Executive Director with effect from 1st January, 2008.

On behalf of the Board, I take this opportunity to express my sincere appreciation to all staff for their commitment, dedication and continuing support. I would also like to express my gratitude to my fellow Directors for their guidance and wise counsel.

Robert NG Chee Siong
Chairman

Hong Kong, 18th March, 2008

CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended 31st December, 2007

	Notes	Six months ended 31st December, 2007 HK$ (Unaudited)	31st December, 2006 HK$ (Unaudited)
Turnover	3	**4,569,808,808**	1,147,963,393
Cost of sales		**(1,832,700,041)**	(34,178,427)
Direct expenses		**(661,354,412)**	(388,533,145)
		2,075,754,355	725,251,821
Other income		**214,008,503**	48,445,236
Increase in fair value of investment properties	11	**2,433,816,905**	710,801,516
Increase in fair value of trading securities		**383,815,732**	132,734,760
Administrative expenses		**(386,404,432)**	(260,377,560)
Finance income	4	**235,257,916**	184,497,837
Finance costs	5	**(212,212,196)**	(294,084,901)
Net finance income (costs)		**23,045,720**	(109,587,064)
Share of results of associates	6	**920,666,027**	503,795,406
Profit before taxation	7	**5,664,702,810**	1,751,064,115
Income tax expense	8	**(843,700,408)**	(193,171,892)
Profit for the period		**4,821,002,402**	1,557,892,223
Attributable to:			
Equity holders of the Company		**4,729,641,594**	1,519,137,234
Minority interests		**91,360,808**	38,754,989
		4,821,002,402	1,557,892,223
Dividend paid	9	**1,443,681,200**	1,347,557,347
Earnings per share	10		
Basic *(HK cents)*		**100.26**	34.68
Diluted *(HK cents)*		**N/A**	33.64

CONDENSED CONSOLIDATED BALANCE SHEET

At 31st December, 2007

	Notes	31st December, 2007 HK$ (Unaudited)	30th June, 2007 HK$ (Audited)
Non-current assets			
Investment properties	11	**31,335,044,946**	23,806,439,783
Hotel property		**895,888,180**	850,461,498
Property, plant and equipment	12	**86,091,591**	72,144,056
Prepaid lease payments – non-current		**438,874,016**	416,779,569
Interests in associates	13	**5,608,722,988**	5,599,607,915
Available-for-sale investments		**3,494,346,957**	3,414,324,906
Advances to associates		**10,810,194,185**	9,261,568,181
Advances to investee companies		**10,717,842**	12,366,708
Long-term loans receivable		**59,907,196**	75,118,429
		52,739,787,901	43,508,811,045
Current assets			
Properties under development		**21,416,881,558**	17,757,888,770
Stocks of unsold properties		**866,971,421**	1,992,746,887
Hotel inventories		**24,189,680**	22,755,854
Prepaid lease payments – current		**5,065,741**	4,709,375
Trading securities		**1,255,892,876**	872,076,738
Amounts due from associates		**891,676,422**	894,873,993
Accounts and other receivables	14	**2,250,244,749**	4,004,902,347
Current portion of long-term loans receivable		**3,950,904**	5,722,685
Taxation recoverable		**237,808,222**	236,398,141
Restricted bank deposits		**295,768,857**	284,039,563
Time deposits, bank balances and cash		**3,022,841,730**	3,132,325,533
		30,271,292,160	29,208,439,886
Current liabilities			
Accounts and other payables	15	**3,797,410,864**	3,035,004,658
Amounts due to associates		**1,272,560,686**	761,968,910
Taxation payable		**711,616,043**	1,152,048,842
Current portion of long-term bank loans	16	**324,790,071**	319,078,313
Bank loans	16		
– secured		**2,749,651,542**	2,712,002,542
– unsecured		**844,710,307**	744,794,539
Financial guarantee contracts – current		**6,527,518**	3,352,581
		9,707,267,031	8,728,250,385
Net current assets		**20,564,025,129**	20,480,189,501
Total assets less current liabilities		**73,303,813,030**	63,989,000,546
Capital and reserves			
Share capital	17	**4,858,536,699**	4,610,386,667
Share premium and reserves		**51,229,672,235**	42,970,489,278
Equity attributable to equity holders of the Company		**56,088,208,934**	47,580,875,945
Minority interests		**314,847,020**	184,850,571
Total equity		**56,403,055,954**	47,765,726,516
Non-current liabilities			
Long-term bank borrowings – due after one year	16	**11,940,176,650**	11,765,284,860
Financial guarantee contracts – non-current		**13,705,547**	6,013,657
Deferred taxation		**2,704,159,350**	2,241,875,746
Advances from associates		**2,022,205,516**	1,985,645,708
Advances from minority shareholders		**220,510,013**	224,454,059
		16,900,757,076	16,223,274,030
		73,303,813,030	63,989,000,546

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 31st December, 2007

	Attributable to equity holders of the Company									
	Share capital HK$	Share premium HK$	Capital redemption reserve HK$	Recognition of equity component of convertible bonds HK$	Investment revaluation reserve HK$	Exchange reserve HK$	Retained profits HK$	Total HK$	Minority interests HK$	Total HK$
At 1st July, 2006	4,303,699,473	11,836,971,210	323,938,000	174,120,907	468,533,683	81,608,822	22,557,454,908	39,746,327,003	39,711,496	39,786,038,499
Gain on fair value changes of available-for-sale investments	-	-	-	-	462,370,358	-	-	462,370,358	-	462,370,358
Exchange differences arising from translation of foreign operations	-	-	-	-	-	47,626,146	-	47,626,146	-	47,626,146
Income recognised directly in equity	-	-	-	-	462,370,358	47,626,146	-	509,996,504	-	509,996,504
Profit for the period	-	-	-	-	-	-	1,519,137,234	1,519,137,234	38,754,989	1,557,892,223
Total recognised income for the period	-	-	-	-	462,370,358	47,626,146	1,519,137,234	2,029,133,738	38,754,989	2,067,888,727
Shares issued in lieu of cash dividend	70,548,824	-	-	-	-	-	-	70,548,824	-	70,548,824
Premium on issue of shares upon scrip dividend	-	962,568,160	-	-	-	-	-	962,568,160	-	962,568,160
Share issue expenses	-	(432,819)	-	-	-	-	-	(432,819)	-	(432,819)
Cancellation upon repurchase of own shares	(5,898,000)	-	5,898,000	-	-	-	(80,069,151)	(80,069,151)	-	(80,069,151)
Issue of shares upon conversion of convertible bonds	194,056,351	1,631,186,336	-	(158,545,107)	-	-	-	1,666,697,580	-	1,666,697,580
Final dividend – 2006	-	-	-	-	-	-	(1,347,557,347)	(1,347,557,347)	-	(1,347,557,347)
At 31st December, 2006	4,562,406,648	14,430,292,887	329,836,000	15,575,800	930,904,041	129,234,968	22,648,965,644	43,047,215,988	78,466,485	43,125,682,473
At 1st July, 2007	4,610,386,667	15,299,377,551	367,958,000	-	807,869,700	143,749,668	26,351,534,359	47,580,875,945	184,850,571	47,765,726,516
Gain on fair value changes of available-for-sales investments	-	-	-	-	64,106,164	-	-	64,106,164	-	64,106,164
Exchange differences arising from translation of foreign operations	-	-	-	-	-	82,632,445	-	82,632,445	-	82,632,445
Income recognised directly in equity	-	-	-	-	64,106,164	82,632,445	-	146,738,609	-	146,738,609
Profit for the period	-	-	-	-	-	-	4,729,641,594	4,729,641,594	91,360,808	4,821,002,402
Total recognised income for the period	-	-	-	-	64,106,164	82,632,445	4,729,641,594	4,876,380,203	91,360,808	4,967,741,011
Placement	220,000,000	4,085,400,000	-	-	-	-	-	4,305,400,000	-	4,305,400,000
Shares issued in lieu of cash dividend	46,266,032	-	-	-	-	-	-	46,266,032	-	46,266,032
Premium on issue of shares upon scrip dividend	-	1,150,636,237	-	-	-	-	-	1,150,636,237	-	1,150,636,237
Share issue expenses	-	(90,942,639)	-	-	-	-	-	(90,942,639)	-	(90,942,639)
Cancellation upon repurchase of own shares	(18,116,000)	-	18,116,000	-	-	-	(336,725,644)	(336,725,644)	-	(336,725,644)
Acquisition of subsidiaries	-	-	-	-	-	-	-	-	44,635,641	44,635,641
Dividend paid to minority shareholders	-	-	-	-	-	-	-	-	(6,000,000)	(6,000,000)
Final dividend – 2007	-	-	-	-	-	-	(1,443,681,200)	(1,443,681,200)	-	(1,443,681,200)
At 31st December, 2007	**4,858,536,699**	**20,444,471,149**	**386,074,000**	**-**	**871,975,864**	**226,382,113**	**29,300,769,109**	**56,088,208,934**	**314,847,020**	**56,403,055,954**

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 31st December, 2007

	Note	Six months ended 31st December, 2007 HK$ (Unaudited)	Six months ended 31st December, 2006 HK$ (Unaudited)
Net cash from operating activities		**1,188,660,610**	2,635,940,432
Net cash (used in) from investing activities			
Advances to associates		**(3,632,798,057)**	(39,614,404)
Acquisition of businesses	*18*	**47,518,183**	–
Acquisition of assets through purchase of subsidiaries	*18*	**(2,109,371,718)**	–
Other investing activities		**375,396,021**	921,905,871
		(5,319,255,571)	882,291,467
Net cash from (used in) financing activities			
Dividend paid to minority shareholders		**(6,000,000)**	–
New borrowings raised		**3,882,393,620**	2,122,684,163
Repayment of borrowings		**(3,647,827,250)**	(3,221,828,500)
Repurchase of own shares		**(336,725,644)**	(80,069,150)
Proceeds from issue of shares (net of related share issue expenses of HK$90,942,639)		**4,214,457,361**	–
Other financing activities		**(86,606,548)**	(762,095,994)
		4,019,691,539	(1,941,309,481)
Net (decrease) increase in cash and cash equivalents		**(110,903,422)**	1,576,922,418
Cash and cash equivalents at beginning of the period		**3,132,325,533**	2,972,714,890
Effect of foreign exchange rate changes		**1,419,619**	2,619,533
Cash and cash equivalents at end of the period		**3,022,841,730**	4,552,256,841
Analysis of the balances of cash and cash equivalents:			
Time deposits, bank balances and cash		**3,022,841,730**	4,552,256,841

1. BASIS OF PREPARATION

The condensed consolidated financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and with Hong Kong Accounting Standard ("HKAS") 34 *Interim Financial Reporting* issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

2. PRINCIPAL ACCOUNTING POLICIES

The condensed consolidated financial statements have been prepared on the historical cost basis except for investment properties and certain financial instruments, which are measured at fair values.

The accounting policies used in the condensed consolidated financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 30th June, 2007.

In the current interim period, the Group has applied, for the first time, the following new standard, amendment and interpretations ("new HKFRSs") issued by the HKICPA, which are effective for the Group's financial year beginning 1st July, 2007.

HKAS 1 (Amendment)	Capital disclosures
HKFRS 7	Financial instruments: Disclosures
HK(IFRIC)-Int 10	Interim financial reporting and impairment
HK(IFRIC)-Int 11	HKFRS 2 – Group and treasury share transactions

The adoption of the new HKFRSs had no material effect on the results or financial position of the Group for the current or prior accounting periods. Accordingly, no prior period adjustment has been recognised.

The Group has not early applied the following new and revised standards or interpretations that have been issued but are not yet effective.

HKAS 1 (Revised)	Presentation of financial statements[1]
HKAS 23 (Revised)	Borrowing costs[1]
HKFRS 8	Operating segments[1]
HK(IFRIC)-Int 12	Service concession arranagements[2]
HK(IFRIC)-Int 13	Customer loyalty programmes[3]
HK(IFRIC)-Int 14	HKAS 19 – The limit on a defined benefit asset, minimum funding requirements and their interaction[2]

[1] Effective for annual periods beginning on or after 1st January, 2009.
[2] Effective for annual periods beginning on or after 1st January, 2008.
[3] Effective for annual periods beginning on or after 1st July, 2008.

The Directors of the Company anticipate that the application of these standards or interpretations will have no material impact on the results and the financial position of the Group.

3. SEGMENT INFORMATION

Business segments

For management purposes, the Group is currently organised into five operating divisions – property, investments in securities, financing, hotel and building management, services and others. These operating divisions are the basis on which the Group reports its primary segment information as below:

Six months ended 31st December, 2007

	Property	Investments in securities	Financing	Hotel	Building management, services and others	Elimination	Consolidated
	HK$	*HK$*	*HK$*	*HK$*	*HK$*	*HK$*	*HK$*
Turnover							
Property rental	638,013,802	-	-	-	-	-	638,013,802
Property sales	3,359,005,818	-	-	-	-	-	3,359,005,818
Hotel operations	-	-	-	231,491,459	-	-	231,491,459
Management services	36,601,263	-	-	-	247,772,314	-	284,373,577
Share investment and dealing	-	51,436,396	-	-	-	-	51,436,396
Financing	-	-	5,487,756	-	-	-	5,487,756
	4,033,620,883	51,436,396	5,487,756	231,491,459	247,772,314	-	4,569,808,808
Inter-segment sales *	-	-	-	-	12,529,550	(12,529,550)	-
Segment revenue	4,033,620,883	51,436,396	5,487,756	231,491,459	260,301,864	(12,529,550)	4,569,808,808
Other income	21,475,890	9,449	878,159	1,560,160	190,084,845	-	214,008,503
Total	4,055,096,773	51,445,845	6,365,915	233,051,619	450,386,709	(12,529,550)	4,783,817,311
SEGMENT RESULT	4,272,670,406	435,261,577	6,365,915	129,977,177	263,120,420	-	5,107,395,495
Unallocated corporate expenses							(386,404,432)
Net finance income							23,045,720
Share of results of associates							920,666,027
Profit before taxation							5,664,702,810
Income tax expense							(843,700,408)
Profit for the period							4,821,002,402

3. SEGMENT INFORMATION *(Continued)*

Business segments *(Continued)*

Six months ended 31st December, 2006

	Property HK$	Investments in securities HK$	Financing HK$	Hotel HK$	Building management, services and others HK$	Elimination HK$	Consolidated HK$
Turnover							
Property rental	559,892,381	–	–	–	–	–	559,892,381
Property sales	92,869,750	–	–	–	–	–	92,869,750
Hotel operations	–	–	–	197,501,494	–	–	197,501,494
Management services	34,492,860	–	–	–	226,289,598	–	260,782,458
Share investment and dealing	–	28,575,854	–	–	–	–	28,575,854
Financing	–	–	8,341,456	–	–	–	8,341,456
	687,254,991	28,575,854	8,341,456	197,501,494	226,289,598	–	1,147,963,393
Inte-segment sales *	–	–	–	–	11,802,678	(11,802,678)	–
Segment revenue	687,254,991	28,575,854	8,341,456	197,501,494	238,092,276	(11,802,678)	1,147,963,393
Other income	13,537,772	18,500,267	1,695,059	61,596	14,650,542	–	48,445,236
Total	700,792,763	47,076,121	10,036,515	197,563,090	252,742,818	(11,802,678)	1,196,408,629
SEGMENT RESULT	1,245,026,063	179,810,881	10,036,515	97,893,365	84,466,509	–	1,617,233,333
Unallocated corporate expenses							(260,377,560)
Net finance costs							(109,587,064)
Share of results of associates							503,795,406
Profit before taxation							1,751,064,115
Income tax expense							(193,171,892)
Profit for the period							1,557,892,223

* *Inter-segment sales were charged at cost plus margin basis as agreed between both parties.*

4. FINANCE INCOME

	Six months ended 31st December, 2007 HK$	Six months ended 31st December, 2006 HK$
Interest income on:		
advances to associates	**22,098,911**	34,888,412
advances to investee companies	**406,150**	3,528,711
bank deposits	**66,389,276**	35,915,156
Imputed interest income on non-current interest-free advances to associates	**144,617,406**	108,809,313
Financial guarantee income	**1,746,173**	1,356,245
	235,257,916	184,497,837

5. FINANCE COSTS

	Six months ended	
	31st December, 2007	31st December, 2006
	HK$	*HK$*
Interests on bank and other borrowings wholly repayable within five years	**346,789,107**	399,585,124
Effective interest expense on convertible bonds	–	21,162,004
Imputed interest expense on non-current interest-free advances from associates	**33,917,052**	30,700,501
Loan facility arrangement fees and finance charges	**7,482,300**	11,308,458
	388,188,459	462,756,087
Less: Amount capitalised to properties under development	**(175,976,263)**	(168,671,186)
	212,212,196	294,084,901

6. SHARE OF RESULTS OF ASSOCIATES

Share of results of associates included share of an increase in fair value of investment properties of the associates of HK$516,117,851 *(six months ended 31st December, 2006: HK$149,858,769)* recognised in the income statements of the associates.

7. PROFIT BEFORE TAXATION

	Six months ended	
	31st December, 2007	31st December, 2006
	HK$	*HK$*
Profit before taxation has been arrived at after charging (crediting):		
Release of prepaid lease payments (included in administrative expenses)	**2,462,004**	2,289,276
Cost of properties sold recognised	**1,830,171,604**	33,730,321
Cost of hotel inventories recognised	**22,950,320**	21,347,986
Depreciation of owner-operated hotel property	**4,844,819**	4,610,086
Depreciation of property, plant and equipment	**10,362,147**	10,272,831
Loss (profit) on disposal of property, plant and equipment	**30,125**	(11,623)

8. INCOME TAX EXPENSE

	Six months ended	
	31st December, 2007	31st December, 2006
	HK$	*HK$*
The charge comprises:		
Taxation attributable to the Company and its subsidiaries		
Hong Kong Profits Tax	**372,860,791**	55,200,351
Other jurisdictions	**20,913,751**	24,515,537
	393,774,542	79,715,888
Deferred taxation	**449,925,866**	113,456,004
	843,700,408	193,171,892

Hong Kong Profits Tax is recognised based on management's best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate used is 17.5% *(six months ended 31st December, 2006: 17.5%).*

Taxes on profits assessable in the People's Republic of China and elsewhere are recognised based on management's best estimate of the weighted average annual income tax rate prevailing in the countries and the regions in which the Group operates.

The Inland Revenue Department ("IRD") initiated tax inquiries for the years of assessment 1995/96 to 1999/2000 on a wholly-owned subsidiary, Sing-Ho Finance Company Limited ("Sing-Ho Finance"). Notices of assessment for additional tax in an aggregate sum of approximately HK$326,160,000 were issued to Sing-Ho Finance for the years under review and objections were properly lodged with the IRD by Sing-Ho Finance. The IRD agreed to hold over the tax claim subject to the purchase of tax reserve certificates (the "TRC") of approximately HK$109,940,000 for those years of assessments. These TRC have been purchased by the Group. After considering the advice from the tax advisors and in view of the tax inquiries are still at the stage of collation of evidence, in the opinion of the Directors of the Company, the ultimate outcome of these tax inquiries cannot presently be determined. The Directors are also of the opinion that the payment of the additional taxes is not probable and therefore, no provision for any liabilities from the assessment that may result has been made.

The IRD also initiated a tax inquiry for the years of assessment 1998/99 to 2001/02 on another wholly-owned subsidiary, City Empire Limited ("City Empire"). Notices of assessment for additional tax of approximately HK$263,438,000 were issued to City Empire for the years under review and objections were properly lodged with the IRD by City Empire. The IRD agreed to hold over the tax claim subject to the purchase of TRC of approximately HK$131,719,000 for those years of assessments. These TRC have been purchased by the Group. After considering the advice from the tax advisors, the Directors of the Company believe that City Empire has reasonable ground to contest the assessments issued by the IRD and accordingly, no provision for the assessments has been made.

9. DIVIDEND PAID

	Six months ended	
	31st December, 2007	31st December, 2006
	HK$	*HK$*
Final dividend paid for the year ended 30th June, 2007 of HK30 cents *(year ended 30th June, 2006: HK30 cents)* per share, with a scrip dividend option	**1,443,681,200**	1,347,557,347

The Directors of the Company determined that an interim dividend for the six months ended 31st December, 2007 of HK10 cents *(six months ended 31st December, 2006: HK8.5 cents)* per share would be paid to the shareholders of the Company whose names appear in the Register of Members on 16th April, 2008.

10. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share attributable to the equity holders of the Company is based on the following data:

	Six months ended	
	31st December, 2007	31st December, 2006
	HK$	*HK$*
Earnings for the purpose of basic earnings per share	**4,729,641,594**	1,519,137,234
Effect of dilutive potential ordinary shares:		
Reduction of finance costs, net of tax	**–**	17,458,654
Earnings for the purpose of diluted earnings per share	**4,729,641,594**	1,536,595,888
	Number of shares	Number of shares
Weighted average number of ordinary shares for the purpose of basic earnings per share	**4,717,604,029**	4,379,840,211
Effect of dilutive potential ordinary shares:		
Convertible bonds	**–**	188,502,151
Weighted average number of ordinary shares for the purpose of diluted earnings per share	**4,717,604,029**	4,568,342,362

11. INVESTMENT PROPERTIES

The Group's investment properties at 31st December, 2007 and 30th June, 2007 were fair-valued by Knight Frank Petty Limited, independent valuers not connected with the Group. The valuation, which conforms to International Valuation Standards, was determined by reference to recent market prices for similar properties. During the six months ended 31st December, 2007, additions to investment properties amounted to HK$5,029,494,832 *(six months ended 31st December, 2006: HK$32,734,397)*.

12. PROPERTY, PLANT AND EQUIPMENT

During the six months ended 31st December, 2007, additions to property, plant and equipment amounted to HK$22,267,696 *(six months ended 31st December, 2006: HK$7,799,588)*.

13. INTERESTS IN ASSOCIATES

	31st December, 2007 *HK$*	30th June, 2007 *HK$*
Interests in associates:		
Unlisted shares, at cost	**2,171,631,781**	2,503,504,706
Share of post-acquisition profits	**3,294,592,491**	2,953,604,493
Goodwill	**142,498,716**	142,498,716
	5,608,722,988	5,599,607,915

The IRD initiated tax inquiries in respect of the deductions on certain loan interest and related expenses for the years of assessment 1994/95 to 2002/03 on a wholly-owned subsidiary, Wide Harvest Investment Limited ("WHI"), of the Group's associate, Million Success Limited and for the years of assessment 1994/95 to 1999/2000 on a wholly-owned subsidiary, Murdoch Investments Inc. ("MII"), of the Group's associate, Erleigh Investment Limited. Notices of assessment for additional tax in the aggregate amounts of approximately HK$396,088,000 and HK$71,109,000 were issued to WHI and MII for the years under review, respectively, and objections were properly lodged with the IRD by WHI and MII. The IRD agreed to hold over the tax claim subject to the purchase of TRC of approximately HK$212,061,000 and HK$18,212,000, respectively, for those years of assessments. These TRC have been purchased by the corresponding companies. The effective share of the additional tax attributable to the Group as at 31st December, 2007 is estimated to be approximately HK$99,022,000 and HK$31,999,000, respectively. Together with the advice from their tax advisors, management of WHI and MII confirmed that it is their intention to vigorously contest the relevant assessments issued by the IRD. The management of WHI and MII are of the opinion that the outcome of these assessments/ objections cannot presently be estimated. The management is also of the opinion that the payment of the additional taxes is not probable and therefore, no provision for any liabilities has been made by WHI and MII.

The Directors of the Company have taken note of the above matters and have made due inquiries. Nothing has come to the attention of the Board of Directors of the Company which indicates that there has been material subsequent development or change in status in respect of the above matters.

14. ACCOUNTS AND OTHER RECEIVABLES

Included in accounts and other receivables are trade receivables of HK$1,465,968,599 *(30th June, 2007: HK$3,470,742,516)* mainly comprising rental receivables, which are billed in advance and settlements are expected upon receipt of billings, and property sales proceeds receivables.

The following is an aged analysis of trade receivables at the reporting date:

	31st December, 2007 *HK$*	30th June, 2007 *HK$*
0 – 30 days	**1,401,397,938**	3,362,513,877
31 – 60 days	**24,867,769**	30,644,229
61 – 90 days	**11,673,473**	8,511,773
Over 90 days	**28,029,419**	69,072,637
	1,465,968,599	3,470,742,516

Trade receivables over 90 days amounting to HK$28,029,419 *(30th June, 2007: HK$69,072,637)* are sufficiently covered by rental deposits received from the respective tenants and no allowance is required for these receivables under the Group's allowance policy.

15. ACCOUNTS AND OTHER PAYABLES

Included in accounts and other payables are trade payables of HK$278,957,628 *(30th June, 2007: HK$389,281,818)*.

The following is an aged analysis of trade payables at the reporting date:

	31st December, 2007 *HK$*	30th June, 2007 *HK$*
0 – 30 days	**214,669,122**	344,065,103
31 – 60 days	**29,568,597**	20,914,377
61 – 90 days	**20,934,592**	9,027,243
Over 90 days	**13,785,317**	15,275,095
	278,957,628	389,281,818

16. BANK BORROWINGS

During the six months ended 31st December, 2007, the Group obtained new bank loans amounting to HK$3,882,393,620 *(six months ended 31st December, 2006: HK$2,122,684,163)*. The loans bear interest at prevailing market rates. The proceeds were mainly used to repay existing bank loans.

17. SHARE CAPITAL

	Number of ordinary shares of HK$1.00 each	Nominal value *HK$*
Authorised:		
At 1st July, 2007 and at 31st December, 2007	6,000,000,000	6,000,000,000
Issued and fully paid:		
At 1st July, 2007	4,610,386,667	4,610,386,667
Issued in lieu of cash dividend	46,266,032	46,266,032
Cancellation upon repurchase of own shares	(18,116,000)	(18,116,000)
Placement	220,000,000	220,000,000
At 31st December, 2007	**4,858,536,699**	**4,858,536,699**

During the period, 18,116,000 ordinary shares repurchased on the Stock Exchange were cancelled. The nominal value of HK$18,116,000 of all the shares cancelled during the period was credited to the capital redemption reserve and the relevant aggregate consideration of HK$336,725,644 was paid out from the Company's retained profits.

On 13th December, 2007, the Company issued and allotted 46,266,032 ordinary shares of HK$1.00 each at an issue price of HK$25.87 in lieu of cash for the 2007 final dividend.

On 24th September, 2007, arrangements were made for a top-up placement of 220,000,000 ordinary shares of HK$1.00 each in the Company at a price of HK$19.57 per share. The proceeds were used for acquisitions of land for development and general working capital of the Company.

The shares issued during the period rank pari passu with the then existing shares in all respects.

18. ACQUISITION OF SUBSIDIARIES

(a) Acquisition of assets and liabilities

On 21st December, 2007, the Group acquired additional 57.5% and 60% of Benefit Bright (B.V.I.) Limited and Harvest Sun (B.V.I.) Limited respectively, for a total consideration of HK$2,109,371,718 net of cash balances of HK$242,389,507 acquired. These companies are engaged in property investment business. Prior to the acquisition, the Group held 42.5% interest in Benefit Bright (B.V.I.) Limited, 30% interest in Harvest Sun (B.V.I.) Limited and these have been accounted for as interest in associates. These companies then became subsidiaries subsequent to the acquisition.

18. ACQUISITION OF SUBSIDIARIES *(Continued)*

(b) Acquisition of businesses

On 21st December, 2007, the Group acquired 50% and 57.5% of the issued share capital of Olympian City 2 Finance Company Limited and Olympian City 2 Management Company Limited respectively, for a total consideration of HK$5,381,016. Prior to the acquisition, the Group held 50% interest in Olympian City 2 Finance Company Limited, 42.5% interest in Olympian City 2 Management Company Limited and these have been accounted for as interest in associates. These companies then became subsidiaries subsequent to the acquisition. The acquisition of Olympian City 2 Finance Company Limited and Olympian City 2 Management Company Limited has been accounted for using the purchase method.

The net assets acquired in the transaction are as follows:

	Olympian City 2 Finance Company Limited	Olympian City 2 Management Company Limited	
	Acquiree's carrying amount before combination and fair value *HK$*	Acquiree's carrying amount before combination and fair value *HK$*	Total *HK$*
Net assets acquired:			
Loans receivable	3,346,404	–	3,346,404
Accounts and other receivables	6,746,576	–	6,746,576
Bank balances	777,420	52,121,779	52,899,199
Accounts and other payables	(121,006)	(52,109,922)	(52,230,928)
Unsecured loans payable	(14,334,149)	–	(14,334,149)
Taxation payable	–	(648)	(648)
	(3,584,755)	11,209	(3,573,546)
Assignment of unsecured loans payable	7,167,296	–	7,167,296
			3,593,750
Interests in associates held prior to the acquisition	1,792,030	(4,764)	1,787,266
	5,374,571	6,445	5,381,016
Total cash consideration paid for acquisition of business			5,381,016
Net cash inflow arising on acquisition:			
Cash consideration paid			5,381,016
Bank balances			(52,899,199)
			(47,518,183)

19. PLEDGE OF ASSETS

(a) At 31st December, 2007, the aggregate facilities of bank loans and other loans amounting to approximately HK$20,830,511,000 *(30th June, 2007: HK$20,766,056,000)* were secured by certain of the Group's properties, bank deposits and bank balances amounting to approximately HK$36,089,000,000 *(30th June, 2007: HK$39,948,000,000)*. At that date, the facilities were utilised to the extent of approximately HK$14,036,441,000 *(30th June, 2007: HK$14,222,726,000)*.

(b) At 31st December, 2007, investments in and advances to certain associates amounting to approximately HK$4,835,000,000 *(30th June, 2007: HK$3,899,000,000)*, in addition to certain assets pledged by the associates, were pledged to or assigned to secure loan facilities made available by banks or financial institutions to such associates.

20. COMMITMENTS AND CONTINGENT LIABILITIES

(a) Other than as disclosed in note 8, at the balance sheet date, the Group had the following commitments and contingent liabilities not provided for in the condensed consolidated financial statements:

	31st December, 2007	30th June, 2007
	HK$	*HK$*
(i) Commitments in respect of land premium payable	**1,776,457,406**	–
(ii) Guarantees in respect of banking facilities of:		
Associates		
– Utilised	**6,341,200,000**	5,581,150,000
– Unutilised	**2,503,950,000**	1,999,300,000
Total guarantees	**8,845,150,000**	7,580,450,000

Out of the guarantee amount, HK$20,233,065 *(30th June, 2007: HK$9,366,238)* was recognised in the condensed consolidated financial statements as financial guarantee contracts.

20. COMMITMENTS AND CONTINGENT LIABILITIES *(Continued)*

(b) At the balance sheet date, share of commitments and contingent liabilities of associates are as follows:

	31st December, 2007 *HK$*	30th June, 2007 *HK$*
(i) Share of commitments in respect of land premium payable	**1,490,427,500**	–
(ii) Share of contingent liabilities arising from tax affairs of associates	**131,021,000**	131,021,000

(c) In relation to the legal proceedings between the Company and its subsidiary, Mariner International Hotels Limited (collectively referred to as "Mariner") and Hang Lung Group Limited and its subsidiary, Atlas Limited (collectively referred to as "Hang Lung") in respect of an Agreement for the acquisition of a company which owns a property in Yau Kom Tau, Tsuen Wan, New Territories for development into a hotel, the Court of Final Appeal on 5th February, 2007 handed down a judgment to allow the appeal by Mariner against Hang Lung so as to: (i) set aside the judgments of the High Court and the Court of Appeal; (ii) declare that Hang Lung repudiated the Agreement; (iii) order repayment by Hang Lung to Mariner of its deposit with interest to be assessed by the High Court if not agreed; (iv) award Mariner damages to be assessed by the High Court; and (v) direct that costs in the proceedings (at all levels) to be dealt with on written submissions by the parties.

On 6th February, 2007, Hang Lung repaid the deposit sum of HK$321,000,000 to Mariner. On 15th January, 2008, the High Court handed down a decision on the interest rate to be used to calculate the interest cost in relation to the deposit paid by Mariner. On 16th January, 2008, following the decision of the High Court, Hang Lung paid a sum of approximately HK$178,000,000 representing the interest cost to Mariner leaving the damages and costs to be agreed or decided by the courts.

21. EVENTS AFTER THE BALANCE SHEET DATE

On 18th January, 2008, Sino Hope Investments Limited, a wholly-owned subsidiary of the Company, CapitaLand China Holdings Pte Ltd and CRL (HK) Pte Ltd entered into an agreement pursuant to which Sino Hope Investments Limited acquired the remaining 10% of the issued share capital of Harvest Sun (B.V.I.) Limited held by CapitaLand China Holdings Pte Ltd and CRL (HK) Pte Ltd for a consideration of HK$44,635,642.

Subsequent to the acquisition, Harvest Sun (B.V.I.) Limited became a wholly-owned subsidiary of the Company.

CLOSURE OF REGISTER OF MEMBERS

The register of members will be closed from Monday, 14th April, 2008 to Wednesday, 16th April, 2008, both dates inclusive, during which period no transfer of shares will be effected. The record date for the interim dividend is at the close of business on Wednesday, 16th April, 2008.

In order to qualify for the interim dividend, shareholders should ensure that all transfers accompanied by the relevant share certificates are lodged with the Company's Registrars, Tricor Standard Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong, for registration not later than 4:30 p.m. on Friday, 11th April, 2008.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the interim period, the Company repurchased 16,872,000 ordinary shares on The Stock Exchange of Hong Kong Limited at an aggregate consideration of HK$316,329,052. The repurchases were effected by the Directors for the enhancement of shareholders' value. Details of the repurchases are as follows:

Month of the repurchases	Total number of the ordinary shares repurchased	Highest price paid per share *HK$*	Lowest price paid per share *HK$*	Aggregate consideration *HK$*
July 2007	3,196,000	17.96	16.02	53,499,452
August 2007	2,140,000	16.98	14.02	34,887,195
September 2007	9,878,000	19.82	19.50	195,242,600
October 2007	1,658,000	20.35	19.16	32,699,805
	16,872,000			316,329,052

All of the shares repurchased were cancelled on delivery of the share certificates during the interim period. 1,244,000 ordinary shares repurchased in the last financial year ended 30th June, 2007 were cancelled during the interim period. The nominal value of HK$18,116,000 of all the shares cancelled during the interim period was credited to capital redemption reserve and the relevant aggregate consideration of HK$336,725,644 was paid out from the Company's retained profits.

Apart from the above, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the listed securities of the Company during the interim period.

DIRECTORS' INTERESTS IN SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY AND ITS ASSOCIATED CORPORATIONS

As at 31st December, 2007, the interests and short positions held by the Directors in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")), as recorded in the register required to be kept by the Company under Section 352 of the SFO or otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") contained in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), were as follows:

(a) Long Positions in Shares of the Company

Name of Directors	Number of Ordinary Shares	Capacity and Nature of Interest	% of Issued Share Capital
Mr. Robert Ng Chee Siong	2,835,202	Beneficial owner of 126,593 shares and spouse interest in 2,708,609 shares	0.05%
The Honourable Ronald Joseph Arculli, GBS, CVO, OBE, JP	1,044,095	Beneficial owner	0.02%
Dr. Allan Zeman, GBS, JP	–	–	–
Mr. Adrian David Li Man-kiu	–	–	–
Dr. Fu Yuning	–	–	–
Mr. Raymond Tong Kwok Tung	–	–	–
Mr. Yu Wai Wai	–	–	–
Mr. Thomas Tang Wing Yung	–	–	–
Mr. Daryl Ng Win Kong	72,568	Beneficial owner	≃ 0%

(b) Long Positions in Shares of Associated Corporations

(i) Holding Company

Tsim Sha Tsui Properties Limited

Name of Directors	Number of Ordinary Shares	Capacity and Nature of Interest	% of Issued Share Capital
Mr. Robert Ng Chee Siong	555,006	Beneficial owner	0.03%
The Honourable Ronald Joseph Arculli, GBS, CVO, OBE, JP	60,000	Beneficial owner	≃ 0%
Dr. Allan Zeman, GBS, JP	–	–	–
Mr. Adrian David Li Man-kiu	–	–	–
Dr. Fu Yuning	–	–	–
Mr. Raymond Tong Kwok Tung	–	–	–
Mr. Yu Wai Wai	–	–	–
Mr. Thomas Tang Wing Yung	–	–	–
Mr. Daryl Ng Win Kong	–	–	–

DIRECTORS' INTERESTS IN SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY AND ITS ASSOCIATED CORPORATIONS *(Continued)*

(b) Long Positions in Shares of Associated Corporations *(Continued)*

(ii) Associated Companies

Mr. Robert Ng Chee Siong was deemed to be interested in shares of the following companies through corporations controlled by him:

Name of Associated Companies	Number of Ordinary Shares	% of Issued Share Capital
Better Chief Limited	50 *(Notes 1 & 2)*	50%
Brighton Land Investment Limited	1,000,002 *(Notes 1 & 3)*	100%
Dramstar Company Limited	440 *(Notes 1 & 4)*	44%
Empire Funds Limited	1 *(Notes 1 & 5)*	50%
Erleigh Investment Limited	110 *(Notes 1 & 5)*	55%
Eternal Honest Finance Company Limited	1 *(Notes 1 & 5)*	50%
Famous Empire Finance Limited	5 *(Notes 1 & 6)*	50%
Famous Empire Properties Limited	5,000 *(Notes 1 & 6)*	50%
Island Resort Estate Management Company Limited	10 *(Notes 1 & 5)*	50%
Jade Result Limited	500,000 *(Notes 1 & 5)*	50%
Jumbo Funds Limited	1 *(Notes 1 & 7)*	50%
Murdoch Investments Inc.	2 *(Notes 1 & 3)*	100%
Real Maker Development Limited	20,000 *(Notes 1 & 8)*	10%
Rich Century Investment Limited	500,000 *(Notes 1 & 5)*	50%
Silver Link Investment Limited	10 *(Notes 1 & 5)*	50%
Sino Club Limited	2 *(Note 9)*	100%
Sino Parking Services Limited	450,000 *(Note 10)*	50%
Sino Real Estate Agency Limited	50,000 *(Note 10)*	50%

Notes:

1. *Osborne Investments Ltd. ("Osborne") was a wholly-owned subsidiary of Seaview Assets Limited which was in turn 100% owned by Boswell Holdings Limited in which Mr. Robert Ng Chee Siong had a 50% control.*

2. *The shares were held by Devlin Limited, a wholly-owned subsidiary of Osborne.*

3. *The shares were held by Erleigh Investment Limited, a company 55% controlled by Osborne.*

4. *The shares were held by Jade Result Limited, a company 50% controlled by Osborne.*

5. *The share(s) was(were) held by Osborne.*

6. *The shares were held by Standard City Limited, a wholly-owned subsidiary of Osborne.*

7. *The share was held by Pure Win Company Limited, a wholly-owned subsidiary of Osborne.*

8. *The shares were held by Goegan Godown Limited, a wholly-owned subsidiary of Osborne.*

9. *The shares were held by Sino Real Estate Agency Limited, a company 50% controlled by Deansky Investments Limited in which Mr. Robert Ng Chee Siong had a 100% control.*

10. *The shares were held by Deansky Investments Limited.*

Save as disclosed above, as at 31st December, 2007, none of the Directors had or was deemed to have any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations which were recorded in the register required to be kept by the Company under Section 352 of the SFO or required to be notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code.

SUBSTANTIAL SHAREHOLDERS' AND OTHER SHAREHOLDERS' INTERESTS

As at 31st December, 2007, the interests and short positions of the substantial shareholders and other shareholders in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of Part XV of the SFO were as follows:

Long Positions in Shares of the Company

Name of Substantial Shareholders	Number of Ordinary Shares	Capacity and Nature of Interest	% of Issued Share Capital
Mr. Ng Teng Fong	2,563,416,942 *(Notes 1, 2 & 6)*	Beneficial owner of 26,759,682 shares, spouse interest in 3,563,557 shares and interest of controlled corporations in 2,533,093,703 shares	52.76%
Tsim Sha Tsui Properties Limited	2,458,772,863 *(Notes 1(a), 1(b), 2 & 6)*	Beneficial owner of 1,132,371,010 shares and interest of controlled corporations in 1,326,401,853 shares	50.60%

Name of Other Shareholders	Number of Ordinary Shares	Capacity and Nature of Interest	% of Issued Share Capital
Solid Capital Holdings Limited	342,644,175	Security interest in 342,493,931 shares and beneficial owner of 150,244 shares	7.05%
Spangle Investment Limited	302,307,845 *(Note 2)*	Beneficial owner	6.22%
Mr. Chen Din Hwa	299,569,043 *(Notes 3 & 5)*	Interest of a controlled corporation	6.17%
Ms. Chen Yang Foo Oi	299,569,043 *(Notes 3, 4 & 5)*	Spouse interest	6.17%
Xing Feng Investments Limited	299,569,043 *(Notes 3 & 5)*	Interest of a controlled corporation	6.17%
Nice Cheer Investment Limited	299,569,043 *(Notes 3 & 5)*	Beneficial owner	6.17%
Ka Fai Land Investment Limited	264,684,903 *(Note 6)*	Beneficial owner	5.44%

Long Positions in Shares of the Company *(Continued)*

Notes:

1. *As regards 2,533,093,703 shares held by controlled corporations:*

   (a) *1,132,371,010 shares were held by Tsim Sha Tsui Properties Limited which was 71.75% controlled by Mr. Ng Teng Fong;*

   (b) (i) *34,719,887 shares were held by Orchard Centre Holdings (Private) Limited, in which Nam Lung Properties Development Company Limited, a wholly-owned subsidiary of Tsim Sha Tsui Properties Limited, had a 95.23% control; and*

   (ii) *1,291,681,966 shares were held through certain other wholly-owned subsidiaries of Tsim Sha Tsui Properties Limited (including 302,307,845 shares held by Spangle Investment Limited (Note 2) and 264,684,903 shares held by Ka Fai Land Investment Limited (Note 6)); and*

   (c) *74,320,840 shares were held through companies which were 100% controlled by Mr. Ng Teng Fong – 939 shares by Fanlight Investment Limited, 26,898,027 shares by Karaganda Investments Inc., 11,552,395 shares by Orient Creation Limited, 5,614,749 shares by Strathallan Investment Limited, 16,922,942 shares by Strong Investments Limited, 13,040,798 shares by Tamworth Investment Limited and 290,990 shares by Transpire Investment Limited.*

2. *302,307,845 shares were held by Spangle Investment Limited, a wholly-owned subsidiary of Tsim Sha Tsui Properties Limited and were duplicated in the interests of Mr. Ng Teng Fong and Tsim Sha Tsui Properties Limited.*

3. *The long position in 299,569,043 shares was held by Nice Cheer Investment Limited, a company 100% controlled by Xing Feng Investments Limited which was in turn 100% controlled by Mr. Chen Din Hwa.*

4. *Ms. Chen Yang Foo Oi, spouse of Mr. Chen Din Hwa, was deemed to be interested in Mr. Chen's shares.*

5. *The interests of Mr. Chen Din Hwa, Ms. Chen Yang Foo Oi, Xing Feng Investments Limited and Nice Cheer Investment Limited were duplicated.*

6. *264,684,903 shares were held by Ka Fai Land Investment Limited, a wholly-owned subsidiary of Tsim Sha Tsui Properties Limited and were duplicated in the interests of Mr. Ng Teng Fong and Tsim Sha Tsui Properties Limited.*

Save as disclosed above and so far as the Directors of the Company are aware of, as at 31st December, 2007, no other person had an interest or short position in the shares and underlying shares of the Company which were recorded in the register required to be kept under Section 336 of the SFO, or was otherwise a substantial shareholder of the Company.

DISCLOSURE PURSUANT TO RULE 13.22 OF THE LISTING RULES

In accordance with Rule 13.22 of the Listing Rules, the Company discloses the following statement of indebtedness, capital commitments and contingent liabilities reported on by the affiliated companies as at the end of the most recent financial period.

	At 31st December, 2007 *HK$*	At 30th June, 2007 *HK$*
The Group's share of total indebtedness of its affiliated companies		
Bank loans	**7,399,478,865**	6,692,137,173
Advances from the Group	**11,820,752,959**	10,495,368,071
	19,220,231,824	17,187,505,244
The Group's share of commitments of land premium payable of its affiliated companies	**1,490,427,500**	–
The Group's share of contingent liabilities of its affiliated companies	**131,021,000**	131,021,000

Note: "Affiliated companies" mentioned above refers to associates of the Group.

COMPLIANCE COMMITTEE

The Company set up its Compliance Committee on 30th August, 2004 with written terms of reference to enhance the corporate governance of the Group. The Committee has dual reporting lines. A principal reporting line is to the Board through the Director of Legal, Compliance and Company Secretary, who chairs the Committee. A secondary reporting line is to the Audit Committee. The existing Committee comprises the Director of Legal, Compliance and Company Secretary (Committee Chairman), the other Executive Directors, the two Heads of Legal and Company Secretarial Departments, Group General Manager (Hotel), the Chief Financial Officer, Head of Internal Audit Department, department heads and the Compliance Officer. The Committee holds bi-monthly regular meetings to review and make recommendations to the Board and the Audit Committee on the Group's corporate governance issues and Listing Rules compliance matters.

AUDIT COMMITTEE

The Company set up its Audit Committee on 23rd September, 1998. The Committee reports to the Board and has held regular meetings since its establishment to review and make recommendations to improve the Group's financial reporting process and internal controls. The Committee comprises Mr. Adrian David Li Man-kiu (Committee Chairman), Dr. Allan Zeman, GBS, JP and Dr. Fu Yuning, all of whom are Independent Non-executive Directors.

In the first quarter of 2008, the Audit Committee has reviewed the accounting policies and practices adopted by the Group and the interim report for the six months ended 31st December, 2007.

REMUNERATION COMMITTEE

The Company established its Remuneration Committee on 23rd June, 2005 with written terms of reference. The Committee comprises three members with the Independent Non-executive Directors constituting the majority of the Committee. The Chairman of the Committee is the Executive Director, Mr. Daryl Ng Win Kong and two other members are the Independent Non-executive Directors, namely Dr. Allan Zeman, GBS, JP and Mr. Adrian David Li Man-kiu.

The Remuneration Committee is responsible for, inter alia, making recommendations to the Board on the Company's emolument policy and structure for Directors and senior management and on the establishment of a formal and transparent procedure for developing such policy and structure. In arriving at its recommendations, the Committee will consult with the Chairman and take into consideration factors including but not limited to salaries paid by comparable companies, employment conditions elsewhere in the Company and its subsidiaries and desirability of performance-based remuneration. The Committee would meet at least annually to make recommendations to the Board on the Group's emolument policy including the remuneration of Directors and senior management.

CODES FOR DEALING IN THE COMPANY'S SECURITIES

The Company has adopted its code for dealing in the Company's securities by Directors (the "Company Code") on terms no less exacting than the required standard set out in the Model Code of the Listing Rules. The Company has made specific enquiries of all Directors who confirmed compliance with the required standard set out in the Company Code during the six months ended 31st December, 2007.

The Company has also adopted a code for dealing in the Company's securities by relevant employees, who are likely to be in possession of unpublished price-sensitive information in relation to the securities of the Company, on no less exacting terms than the Model Code.

COMPLIANCE WITH CODE ON CORPORATE GOVERNANCE PRACTICES

During the six months ended 31st December, 2007, the Company has complied with all code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 to the Listing Rules, except that there was no separation of the roles of the chairman and the chief executive officer, both of the roles are currently undertaken by the Chairman of the Board.

The Board is of the view that the current management structure has been effective in facilitating the Company's operation and business development and that necessary checks and balances consistent with sound corporate governance practices are in place. The implementation of strategies and policies of the Board and the operation of each business unit is overseen and monitored by designated responsible Executive Director. The Board found that the current arrangement had worked effectively in enabling it to discharge its responsibilities satisfactorily. In addition, the three Independent Non-executive Directors have contributed valuable independent views and proposals for the Board's deliberation and decisions. The Board will review the management structure regularly to ensure it continues to meet these objectives and is in line with the industry practices.

By Order of the Board
Eric IP Sai Kwong
Secretary

Hong Kong, 18th March, 2008

Deloitte.
德勤

TO THE BOARD OF DIRECTORS OF SINO LAND COMPANY LIMITED

Introduction

We have reviewed the interim financial information set out on pages 15 to 30 which comprises the condensed consolidated balance sheet of Sino Land Company Limited and its subsidiaries as of 31st December, 2007 and the related condensed consolidated income statement, statement of changes in equity and cash flow statement for the six-month period then ended and certain explanatory notes. The Main Board Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants. The directors are responsible for the preparation and presentation of this interim financial information in accordance with HKAS 34. Our responsibility is to express a conclusion on this interim financial information based on our review, and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of review

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information is not prepared, in all material respects, in accordance with HKAS 34.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
18th March, 2008

公司資料

董事會
黃志祥（主席）
夏佳理，GBS, CVO, OBE, JP#
盛智文，GBS, JP*
李民橋*
傅育寧*
唐國通
余惠偉
鄧永鏞
黃永光
陳榮光

（# 非執行董事）
（* 獨立非執行董事）

審核委員會
李民橋（主席）
盛智文，GBS, JP
傅育寧

薪酬委員會
黃永光（主席）
盛智文，GBS, JP
李民橋

法定代表
黃志祥
唐國通

秘書
葉世光

核數師
德勤•關黃陳方會計師行
香港執業會計師

律師
麥堅時律師行
高偉紳律師行
胡關李羅律師行

主要銀行
中國銀行（香港）有限公司
香港上海滙豐銀行有限公司
星展銀行香港分行
東亞銀行有限公司
恒生銀行有限公司
交通銀行香港分行
中國工商銀行（亞洲）有限公司
盤谷銀行
永隆銀行有限公司
中國建設銀行

投資者聯絡方法
如有任何查詢，請聯絡：
總經理（企業財務部）
電　　話：(852) 2734 8312
圖文傳真：(852) 2369 1236
電子郵件：investorrelations@sino.com

註冊辦事處
香港九龍尖沙咀梳士巴利道
尖沙咀中心12字樓
電　　話：(852) 2721 8388
圖文傳真：(852) 2723 5901
國際互聯網址：http://www.sino.com
電子郵件：info@sino.com

股票登記處
卓佳標準有限公司
香港皇后大道東28號
金鐘匯中心26樓
電　　話：(852) 2980 1333
圖文傳真：(852) 2861 1465

股東時間表

截止過戶日期	二零零八年四月十四日至 二零零八年四月十六日 （首尾兩天包括在內）
遞交以股代息 選擇表格之最後日期	二零零八年五月七日 下午四時三十分
中期股息 派發日期	每股十港仙 二零零八年五月十五日

上市資料

股份代號	83
美國預托證券	
統一號碼	829344308
交易代號	SNOLY
預托證券對普通股比率	1:5
掛牌	第一級櫃台交易
存托銀行	紐約銀行 101 Barclay Street, 22nd Floor – West, New York, NY 10286, U.S.A.

主席報告

本人謹向股東提交中期報告。

中期業績

截至二零零七年十二月三十一日止六個月內，集團錄得未經審核之股東應佔綜合純利為四十七億二千九百六十萬港元，與去年同期之十五億一千九百一十萬港元相比，大幅飈升百分之二百一十一。若撇除投資物業重估盈餘扣減遞延稅項之二十四億零九百五十萬港元，集團之基本營運純利為二十三億二千零一十萬港元，較上年度之八億三千二百七十萬港元，上升百分之一百七十八。每股盈利為一百點二六仙(二零零六：三十四點六八仙)。

集團之中期營業額為四十五億六千九百八十萬港元，較上年度之十一億四千七百九十萬港元，增加百分之二百九十八。

截至二零零七年十二月三十一日止之中期業績乃集團採納於會計年度生效的《香港財務報告準則》，並以其中適用於本公司的準則而編製。

股息

董事會宣佈於二零零八年五月十五日派發中期息每股十仙，給予在二零零八年四月十六日名列於本公司股東名冊之股東。

中期股息將以現金方式派發予股東，惟股東將有權選擇部分或全部收取新發行之股份代替以現金方式收取中期股息。依據此項以股代息計劃所發行之新股，須待香港聯合交易所有限公司上市委員會批准上市買賣，方可作實。

載有關於以股代息計劃詳情之通函及選擇以股代息之表格，將約於二零零八年四月二十四日寄予各股東。預期中期股息單及股票將約於二零零八年五月十五日發送給股東。

此未經審核之中期業績經由本公司之核數師，德勤•關黃陳方會計師行審閱。

業務回顧

(一) 銷售活動

截至二零零七年十二月三十一日之中期年度，集團附屬項目之物業銷售營業額及收益主要來自出售中期年度內取得入伙紙的新落成項目包括香港的One New York 及中國廣州的雍翠雅園住宅單位、已竣工之萬景峯和一號銀海的住宅單位，以及St. Andrews Place之獨立洋房。

One New York位處九龍西區，為住客帶來時尚都市生活體驗，距離港鐵長沙灣站僅數步之遙。項目於二零零七年十一月推出市場，反應良好，一百三十二個單位已售出逾百分之七十一。

中國廣州的雍翠雅園是一個住宅項目，共提供二百三十八個住宅單位。市場銷售反應熱烈，已出售百分之九十九的單位。

已竣工的萬景峯、一號銀海及St. Andrews Place，分別售出逾百分之九十六、百分之九十九和百分之八十的住宅單位／獨立洋房。

聯營項目方面，集團物業銷售收益主要來自九龍塘畢架山峰、深圳香蜜湖一號及四川成都之中海國際社區等已落成住宅單位之銷售。畢架山峰餘下之豪華住宅單位及獨立大屋亦已全部售罄。深圳香蜜湖一號售出約百分之九十九的單位，中海國際社區售出逾百分之七十八的推售單位。

業務回顧 *(續)*

(一) 銷售活動 *(續)*

二零零七年十二月三十一日中期年度止，集團已完成了兩個新住宅發展項目、深圳香蜜湖一號最後一期，以及成都中海國際社區其中一期。有關上述發展項目之應佔總樓面面積約八十萬平方呎，詳細資料載於下表：

	地點	用途	集團所佔權益	集團所佔樓面面積 *(平方呎)*
1.	中海國際社區四期 中國四川成都金牛區郫縣 犀浦鎮	住宅	20%	327,126
2.	雍翠雅園 中國廣州經濟技術開發區 藍玉五街八號 廣州地塊編號SZ-8-2	住宅／ 商舖／ 停車場	100%	314,655
3.	香蜜湖一號 中國深圳福田區香梅路	住宅	50%	99,260
4.	One New York 香港九龍青山道468號	住宅／ 商舖	100%	58,867
				799,908

業務回顧 *(續)*

(二) 土地儲備

於二零零七年十二月三十一日，集團擁有土地儲備應佔總樓面面積約四千四百九十萬平方呎，各類型物業比例均衡：住宅佔百分之六十五，商業佔百分之二十五，工業佔百分之五，停車場佔百分之三，以及酒店佔百分之二。以土地狀況劃分，發展中之物業為三千四百二十萬平方呎，已完成之投資／自用物業為九百八十萬平方呎及已完成之銷售物業為九十萬平方呎。集團將繼續於香港及中國內地選擇性地增添土地儲備，以提升其盈利潛能。

中期年度內，集團共購入五幅地皮作物業發展用途。購入之土地詳情如下：

	地點	**用途**	**集團所佔權益**	**集團所佔樓面面積** *(平方呎)*
1.	新界大埔 大埔市地段第186號 (B地盤)	住宅	35%	250,072
2.	香港 香港仔內地段第451號	住宅	35%	226,022
3.	大嶼山 丈量約份第331約地段 第245號	住宅	100%	71,417
4.	成都項目 中國成都成華區 成昆鐵路以西、 沙河以東、 成洛路以南、 迎暉路以北	住宅／ 商用	100%	13,151,421
5.	重慶項目 中國重慶江北區 華新街街道橋北村及 中興段一號	住宅／ 商用	50%	5,542,808
				19,241,740

業務回顧 *(續)*

(三) 物業發展

集團預期可於二零零八年六月三十日止財政年度之下半年完成以下項目，應佔總樓面面積為六萬四千七百九十一平方呎：

地點	用途	集團所佔權益	集團所佔樓面面積 *(平方呎)*
One Madison 香港九龍深水埗青山道 305號	住宅／ 商舖	100%	64,791
			64,791

二零零七年十二月三十一日止中期年度完結後，集團於二零零八年二月二十八日取得One Madison之入伙紙。

(四) 租賃活動

截至二零零七年十二月三十一日止中期年度，租賃活動表現穩健，主要受惠於目前租賃組合中租戶續約和新簽租約的租金增加，以及各類租賃物業出租率高企。集團連同所佔聯營公司之總租金收入達八億九千一百四十萬港元，較去年同期之七億八千二百一十萬港元，上升達百分之十三點九七。

二零零七年十二月，集團從聯營伙伴手上分別收購奧海城1期及2期發展公司百分之六十及百分之五十七點五的股權權益。中期年度完結後，集團收購奧海城1期發展公司餘下的百分之十股權權益。收購行動前，集團分別擁有奧海城1期及2期發展公司百分之三十及百分之四十二點五的股權權益，集團現全資擁有兩間發展公司。是次收購行動增加集團租賃組合中的商舖面積約三十九萬一千平方呎，為集團的經常性收入帶來進一步租金增長。

綠色商場「荃新天地」屢獲殊榮，商舖面積約三十萬平方呎，已於二零零八年一月試業。該商場是與市區重建局合作發展的項目，位處荃灣市中心，距離港鐵荃灣站及西鐵綫荃灣西站僅數步之遙。

業務回顧 *(續)*

(四) 租賃活動 *(續)*

荃新天地引入雅致的零售及露天餐廳概念，帶來富吸引力的購物體驗。項目憑藉直立花園、開放式花園廣場、氣冷及水冷混合中央空調系統等十一項卓越環保建築設計和設施，榮獲香港環保建築協會(HK-BEAM Society)頒發最高「白金」評級。其四萬平方呎的花園廣場、八千平方呎的獨特直立花園、優化租戶組合、優良樓層設計、充裕泊車設施，加上位處交通樞紐，擁有完善公共交通配套，荃新天地勢必成為區內的新地標及主要購物景點。全面的推廣計劃現已分階段陸續進行，務求吸引更多購物顧客及商場租戶。商舖的租務進度良好。

集團各商舖物業之租務收益顯示持續增長潛力強勁。受本地消費、住戶收入增加、住戶數目及出生數字上升，以及訪港旅客人數增加帶動，零售業務增長穩固。根據顧客實際需要、市場調查研究結果，以及租戶組合優化策略，集團現正推行一連串資產增值計劃，務求提升設計及改善設施的質量。預料這些措施將持續提升集團出租物業的收益及資本值。

在業務擴充及新企業來港設分公司帶動下，寫字樓業務需求持續強勁。此外，集團計劃重新發展九龍灣寶興中心，將其由工業大廈改建為甲級寫字樓。集團寫字樓組合之應佔總樓面面積亦因而增加至約十七萬四千平方呎。集團將定期檢討其現有的租賃組合，如合乎商業原則及可行性，將進行重建計劃或改變現有用途。

本港貿易活動持續活躍，對工廠物業需求穩步上揚。中期年度內集團旗下工廠物業之租金收入及資本值均帶來強勁增長。集團整體工廠物業出租率甚高。

截至二零零七年十二月三十一日，在增加了商場奧海城1期、2期及荃新天地之總樓面面積後，集團已完成之投資／自用物業應佔總樓面面積約九百八十萬平方呎。投資物業組合中，商業(商舖及寫字樓)佔百分之六十，工業佔百分之十七，停車場佔百分之十四，酒店佔百分之六，住宅佔百分之三。集團預期於未來數年完成總樓面面積約五百四十萬平方呎之投資物業，將進一步擴闊其經常性收入基礎。

業務回顧 *(續)*

(五) 酒店

二零零七年本港旅遊業錄得可觀增長，訪港旅客逾二千八百萬人次，較二零零六年同期上升超過百分之十。與入境旅遊相關的總開支上升至逾一千三百億港元，較二零零六年同期之一千一百九十億港元，增幅約百分之十。本港經濟活動持續擴張，加上香港特區政府致力將香港打造為會議、展覽、企業會議及獎勵旅遊(MICE)之都，因此二零零七年商務旅遊增長持續理想。二零零八年一月，香港旅遊發展局宣佈本港以其會議支援服務及優質服務贏得海外認同，榮獲《CEI Asia Pacific》雜誌選為「亞太區最佳MICE城市」。

中期年度內，港麗酒店的入住率、房間銷售及平均房租對比去年同期，增長維持理想。港麗酒店客房之翻新工程已經完成，意寧谷餐廳及寶絲吧亦已於二零零七年十月完成翻新工程。酒店將繼續為資產增值，進行翻新工程，為賓客帶來更愉快、更舒適的入住體驗。

港麗酒店的服務質素備受多方肯定，榮獲《機構投資者》雜誌(2007)之「全球最佳酒店」、《Travel & Leisure》(中國版)的「2007中國百佳酒店」以及較早前《Condé Nast Traveller》雜誌之「讀者評選大獎全球100最佳酒店」。由酒店管理的三家餐廳，意寧谷、懷歐敍及金葉庭均獲《Hong Kong Tatler》雜誌(2007)的「香港最佳食府2007」獎項。

二零零七年新加坡旅遊業錄得增長，到訪新加坡人數創新高達一千零三十萬人次，較二零零六年上升百分之五點四，旅遊收益約一百三十八億坡幣。到訪新加坡人數增加、經濟活動持續擴張，以及新加坡會議、展覽、企業會議及獎勵旅遊(MICE)行業表現強勁均利好新加坡浮爾頓酒店之發展。二零零七年十二月三十一日止中期年度，平均房租、房間銷售及餐飲業務均錄得可觀增長。

集團不斷追求提升產品及服務質素，務求令顧客稱心滿意，因此進行了一連串提升浮爾頓酒店設備及設施工程。金融中心會議室改建為商舖的工程於二零零八年一月展開，預計將於二零零八年第二季完工。二零零八年一月九日，酒店著名食府Post Bar一家姊妹餐廳在新加坡樟宜機場最新啟用的三號航運站開幕。世界一級方程式錦標賽新加坡站定於二零零八年九月二十八日舉行。浮爾頓酒店地理位置優越，比賽有助提升酒店的知名度。

中期年度內，浮爾頓酒店榮獲多個著名組織及雜誌頒發獎項，以表彰其優質服務水平。在第十二屆Travel+Leisure 全球最佳年度大獎中，獲選為其中一間全球最佳酒店，以及榮獲《Condé Nast Traveller》雜誌(2007)的「讀者評選大獎」、《機構投資者》雜誌(2007)之「全球最佳酒店大獎」，以及SmartTravelAsia.com(2007)最佳旅遊選舉之「最佳商務酒店」和「最佳會議酒店」。

業務回顧 *(續)*

(五) 酒店 *(續)*

浮爾頓酒店為著名歷史建築物，地理位置優越，擁有優美海景及海濱走廊。集團決定運用這些優勢，已著手開展一個全面的商業計劃，把整個區域改造成一個集飲食、娛樂及住宿服務於一身的主要旅遊熱點。項目將會保留區內富有特色的建築物及古蹟。浮爾頓酒店、浮爾頓一號、浮爾頓水船樓以及濱海灣Collyer Quay項目 (二零零六年購入) 將合併發展成為一個商業綜合項目，當中包括一家擁有約百間客房的新豪華精品酒店、Clifford Pier及Customs House。海濱位置將會重新改造，並命名為The Fullerton Heritage，為本地居民及海外旅客提供獨特及難以忘懷的生活體驗。

(六) 中國業務

二零零七年七月，集團以理想價錢成功購入中國兩幅大面積土地，發展住宅及商業項目。有關項目於未來數年完成發展，提供應佔總樓面面積合共約一千八百六十萬平方呎。加上新購入之土地，集團在中國內地之土地儲備應佔總樓面面積現約有二千八百萬平方呎。

中長期而言，中國經濟持續增長及經濟基礎改善均為企業家提供龐大商機，同時營造良好就業前景，這些將有利房地產市場發展。集團將繼續積極在若干經濟基礎穩健之城市購入土地。集團的宗旨是興建優質物業及提供專業管理服務，這是讓顧客稱心滿意的主要元素。集團矢志將其服務宗旨延伸至中國市場。

除上述事項外，其他資料對比二零零七年六月三十日止之年報並無任何其他重大轉變。

財務

截至二零零七年十二月三十一日，資本負債比率按淨債項與股東權益比率計算，為百分之二十二點三。資本負債比率較二零零七年六月三十日下降，主要由於萬景峯和一號銀海之住宅銷售收益，以及St. Andrews Place之洋房銷售收益入賬，加上二零零七年九月二十四日以每股十九點五七港元，配售合共二億二千萬股新普通股。集團貸款總額其中百分之二十四點七在一年內償還，百分之二十七點五在一至兩年內償還，百分之四十七點八則於二至五年內償還。集團所有借貸均以浮息為基礎。此外，集團包括所佔聯營公司擁有現金資源約一百三十六億零六百萬港元，其中包括手頭現金約三十九億七千八百萬港元及可動用之未提取信貸額約九十六億二千八百萬港元。所有手頭現金為信譽良好之銀行存款。集團資產總值及股東權益總額分別為八百三十億港元及五百六十四億港元。

財務 *(續)*

有關信和置業有限公司(「信置」)與恒隆集團有限公司(「恒隆」)就購入一間擁有荃灣油柑頭物業的酒店發展權之公司的訴訟，終審法院於二零零七年二月五日裁定信置勝訴。二零零七年二月六日，恒隆歸還信置三億二千一百萬港元之訂金，亦已於二零零八年一月十六日支付一億七千八百萬港元之利息。有關信置追究所耗之法律費用及損失將由雙方協議，如有分歧，由法庭作出評審。

截至二零零七年十二月三十一日止中期年度，集團在外匯貸款及資本結構上並沒有錄得重大轉變，外匯風險亦維持於低水平。

企業管治

集團十分重視企業誠信、商業道德操守及良好管治。為實現企業管治最佳守則，集團經已成立審核委員會、遵守規章委員會及薪酬委員會。集團將繼續維持高透明度，並透過不同的渠道，包括巡迴推介、投資者研討會、業績簡報、實地考察及集團網址發佈集團的最新動向和資訊，與各投資者和股東保持良好溝通。

顧客服務

集團致力興建優質物業。為提升顧客的滿意度，集團確保以最佳的設計概念及選材，以及符合環保原則，作為新發展項目的必備元素。管理層亦不斷定期監察各物業，以維持集團高質素及服務水平的聲譽。

提供優質顧客服務一直是集團營運主要目標之一。二零零七年十二月三十一日止中期年度內，集團的物業管理隊伍榮獲香港政府及多個知名機構頒發多個獎項，以表揚其服務質素、管理才能、對社會與公益事務及推廣環境保護的貢獻。集團將繼續改善服務質素，務求令顧客稱心滿意及提升品牌形象。

企業公民

集團致力履行良好企業公民責任，並成立「社區關懷委員會」(「委員會」)，與多個慈善及志願團體攜手合作，為有需要人士提供不同的社會服務。

環境保護方面，集團與多個國際環保團體合辦不同類型的活動，以喚起公眾對保護自然資源之意識及提倡綠色生活概念。

集團相信本土的文化藝術活動對香港市民在培養創造力、加強公眾文化意識及提高鑒賞力方面有著極大的重要性。委員會於來年將繼續舉辦多項活動給予員工參與及服務社群。

展望

中期年度內，受美國按揭及次按信貸質素下降影響，金融市場面臨挑戰。為解決經濟衰退及挽救經濟，有關部門立時推出一系列刺激經濟措施，預料將於今年後期彰顯其正面成效。雖然亞洲股票市場受到影響，預料其健康經濟增長及正面財富效應將有助緩和美國經濟衰退所帶來的衝擊。

二零零七年，在本地需求、高增值行業，以及香港和中國之間頻繁貿易的帶動下，本港經濟錄得強勁增長。雖然外圍經濟近期表現回軟，香港經濟根基依然紮實。失業率維持自二零零三年以來之歷史低位。二零零七年，一手及二手住宅物業市場交投活躍，創下記錄新高。

香港特區政府近日公布的二零零八至零九財政年度政府財政預算案，建議降低薪俸稅及利得稅的標準稅率、增加主要的免稅額、寬免二零零八至零九年度全年的差餉、及投資基建包括新鐵路線西港島綫、南港島綫，及已落實的沙中綫和提升香港國際機場計劃。以上建議對香港經濟和房地產市場帶來正面影響。負實質利率之出現及按揭息率處於低水平，加上息口持續下調，預料住宅物業市場需求維持興旺。香港的經濟基調良好，如無不可預料的特殊情況出現，預期本港房地產市場持續向好。集團大部份資產均在香港，將受惠於本地經濟及房地產市場。

二零零七年，中國經濟繼續以穩定的步伐增長。本地居民消費、財富創造，以及對優質私人住宅物業需求維持強勁。二零零八年北京奧林匹克運動會將進一步帶動市場氣氛向好。中國中長期之經濟前景維持明朗。

集團將繼續充分準備，掌握市場良機。集團亦將繼續一貫政策，選擇性地於香港及中國添置土地，以期達至最佳的盈利前景，並提高物業及服務質素，讓顧客享受到更優質的生活。集團之優質土地儲備將有助提升收益和利潤，以及繼續為股東們增值。董事會對集團的中長期發展前景充滿信心。

員工與管理層

本人謹此歡迎陳榮光先生加入董事會為執行董事，是項委任於二零零八年一月一日起生效。

本人謹藉此機會代表董事會，感謝各員工對集團的承擔、貢獻及支持。本人亦對董事會同寅的指導及睿智建議，深致謝意。

主席
黃志祥

香港，二零零八年三月十八日

精簡綜合收益表

截至二零零七年十二月三十一日止六個月

	附註	六個月止 二零零七年 十二月三十一日 港元 (未經審核)	六個月止 二零零六年 十二月三十一日 港元 (未經審核)
營業額	3	**4,569,808,808**	1,147,963,393
銷售成本		**(1,832,700,041)**	(34,178,427)
直接費用		**(661,354,412)**	(388,533,145)
		2,075,754,355	725,251,821
其他收益		**214,008,503**	48,445,236
投資物業公平值增加	11	**2,433,816,905**	710,801,516
買賣證券公平值增加		**383,815,732**	132,734,760
行政費用		**(386,404,432)**	(260,377,560)
財務收益	4	**235,257,916**	184,497,837
財務成本	5	**(212,212,196)**	(294,084,901)
財務收益(成本)淨額		**23,045,720**	(109,587,064)
應佔聯營公司業績	6	**920,666,027**	503,795,406
除税前溢利	7	**5,664,702,810**	1,751,064,115
所得税項	8	**(843,700,408)**	(193,171,892)
期內溢利		**4,821,002,402**	1,557,892,223
應佔溢利：			
本公司權益持有人		**4,729,641,594**	1,519,137,234
少數股東權益		**91,360,808**	38,754,989
		4,821,002,402	1,557,892,223
已派發股息	9	**1,443,681,200**	1,347,557,347
每股盈利	10		
基本 *(港仙)*		**100.26**	34.68
攤薄 *(港仙)*		**不適用**	33.64

精簡綜合資產負債表

於二零零七年十二月三十一日

	附註	二零零七年 十二月三十一日 *港元* (未經審核)	二零零七年 六月三十日 *港元* (經審核)
非流動資產			
投資物業	*11*	**31,335,044,946**	23,806,439,783
酒店物業		**895,888,180**	850,461,498
物業、廠房及設備	*12*	**86,091,591**	72,144,056
預付土地租賃款項－非流動		**438,874,016**	416,779,569
投資聯營公司權益	*13*	**5,608,722,988**	5,599,607,915
可供出售之投資		**3,494,346,957**	3,414,324,906
借予聯營公司款項		**10,810,194,185**	9,261,568,181
借予被投資公司款項		**10,717,842**	12,366,708
應收遠期貸款		**59,907,196**	75,118,429
		52,739,787,901	43,508,811,045
流動資產			
發展中物業		**21,416,881,558**	17,757,888,770
未售樓宇存貨		**866,971,421**	1,992,746,887
酒店存貨		**24,189,680**	22,755,854
預付土地租賃款項－流動		**5,065,741**	4,709,375
買賣證券		**1,255,892,876**	872,076,738
應收聯營公司款項		**891,676,422**	894,873,993
應收賬款及其他應收	*14*	**2,250,244,749**	4,004,902,347
應收遠期貸款之本期部分		**3,950,904**	5,722,685
可收回稅款		**237,808,222**	236,398,141
有限制銀行存款		**295,768,857**	284,039,563
定期存款、銀行存款及現金		**3,022,841,730**	3,132,325,533
		30,271,292,160	29,208,439,886
流動負債			
應付賬款及其他應付	*15*	**3,797,410,864**	3,035,004,658
應付聯營公司款項		**1,272,560,686**	761,968,910
應付稅項		**711,616,043**	1,152,048,842
遠期銀行貸款之本期部分	*16*	**324,790,071**	319,078,313
銀行貸款	*16*		
－有抵押		**2,749,651,542**	2,712,002,542
－無抵押		**844,710,307**	744,794,539
財務擔保合約－流動		**6,527,518**	3,352,581
		9,707,267,031	8,728,250,385
流動資產淨額		**20,564,025,129**	20,480,189,501
資產總值減流動負債		**73,303,813,030**	63,989,000,546
資本及儲備			
股本	*17*	**4,858,536,699**	4,610,386,667
股份溢價及儲備		**51,229,672,235**	42,970,489,278
本公司權益持有人應佔權益		**56,088,208,934**	47,580,875,945
少數股東權益		**314,847,020**	184,850,571
股東權益總額		**56,403,055,954**	47,765,726,516
非流動負債			
遠期銀行貸款－到期日超過一年	*16*	**11,940,176,650**	11,765,284,860
財務擔保合約－非流動		**13,705,547**	6,013,657
遞延稅項		**2,704,159,350**	2,241,875,746
聯營公司提供之借款		**2,022,205,516**	1,985,645,708
少數股東提供之借款		**220,510,013**	224,454,059
		16,900,757,076	16,223,274,030
		73,303,813,030	63,989,000,546

精簡綜合股東權益變動表

截至二零零七年十二月三十一日止六個月

	本公司權益持有人應佔權益									
	股本 港元	股份溢價 港元	資本贖回儲備 港元	確認可換股債券之股本部分 港元	投資重估儲備 港元	匯兌儲備 港元	保留溢利 港元	合計 港元	少數股東權益 港元	合計 港元
於二零零六年七月一日	4,303,699,473	11,836,971,210	323,938,000	174,120,907	468,533,683	81,608,822	22,557,454,908	39,746,327,003	39,711,496	39,786,038,499
可供出售之投資公平值變動所產生之收益	–	–	–	–	462,370,358	–	–	462,370,358	–	462,370,358
換算海外地區業務賬目而產生之匯兌差額	–	–	–	–	–	47,626,146	–	47,626,146	–	47,626,146
於股東權益直接確認之收益	–	–	–	–	462,370,358	47,626,146	–	509,996,504	–	509,996,504
期內溢利	–	–	–	–	–	–	1,519,137,234	1,519,137,234	38,754,989	1,557,892,223
期內確認之收益總額	–	–	–	–	462,370,358	47,626,146	1,519,137,234	2,029,133,738	38,754,989	2,067,888,727
代替現金股息所發行之股份	70,548,824	–	–	–	–	–	–	70,548,824	–	70,548,824
代替現金股息所發行股份之溢價	–	962,568,160	–	–	–	–	–	962,568,160	–	962,568,160
發行股份費用	–	(432,819)	–	–	–	–	–	(432,819)	–	(432,819)
購回並註銷股份	(5,898,000)	–	5,898,000	–	–	–	(80,069,151)	(80,069,151)	–	(80,069,151)
兌換可換股債券所發行之股份	194,056,351	1,631,186,336	–	(158,545,107)	–	–	–	1,666,697,580	–	1,666,697,580
二零零六年度末期股息	–	–	–	–	–	–	(1,347,557,347)	(1,347,557,347)	–	(1,347,557,347)
於二零零六年十二月三十一日	4,562,406,648	14,430,292,887	329,836,000	15,575,800	930,904,041	129,234,968	22,648,965,644	43,047,215,988	78,466,485	43,125,682,473
於二零零七年七月一日	4,610,386,667	15,299,377,551	367,958,000	–	807,869,700	143,749,668	26,351,534,359	47,580,875,945	184,850,571	47,765,726,516
可供出售之投資公平值變動所產生之收益	–	–	–	–	64,106,164	–	–	64,106,164	–	64,106,164
換算海外地區業務賬目而產生之匯兌差額	–	–	–	–	–	82,632,445	–	82,632,445	–	82,632,445
於股東權益直接確認之收益	–	–	–	–	64,106,164	82,632,445	–	146,738,609	–	146,738,609
期內溢利	–	–	–	–	–	–	4,729,641,594	4,729,641,594	91,360,808	4,821,002,402
期內確認之收益總額	–	–	–	–	64,106,164	82,632,445	4,729,641,594	4,876,380,203	91,360,808	4,967,741,011
配股	220,000,000	4,085,400,000	–	–	–	–	–	4,305,400,000	–	4,305,400,000
代替現金股息所發行之股份	46,266,032	–	–	–	–	–	–	46,266,032	–	46,266,032
代替現金股息所發行股份之溢價	–	1,150,636,237	–	–	–	–	–	1,150,636,237	–	1,150,636,237
發行股份費用	–	(90,942,639)	–	–	–	–	–	(90,942,639)	–	(90,942,639)
購回並註銷股份	(18,116,000)	–	18,116,000	–	–	–	(336,725,644)	(336,725,644)	–	(336,725,644)
收購附屬公司	–	–	–	–	–	–	–	–	44,635,641	44,635,641
已付少數股東股息	–	–	–	–	–	–	–	–	(6,000,000)	(6,000,000)
二零零七年度末期股息	–	–	–	–	–	–	(1,443,681,200)	(1,443,681,200)	–	(1,443,681,200)
於二零零七年十二月三十一日	4,858,536,699	20,444,471,149	386,074,000	–	871,975,864	226,382,113	29,300,769,109	56,088,208,934	314,847,020	56,403,055,954

精簡綜合現金流量表

截至二零零七年十二月三十一日止六個月

		六個月止	
		二零零七年 十二月三十一日	二零零六年 十二月三十一日
	附註	*港元* (未經審核)	*港元* (未經審核)
來自經營業務之現金淨額		**1,188,660,610**	2,635,940,432
(用於)來自投資業務之現金淨額			
聯營公司借款		**(3,632,798,057)**	(39,614,404)
收購業務	*18*	**47,518,183**	—
透過購買附屬公司收購資產	*18*	**(2,109,371,718)**	—
其他投資業務		**375,396,021**	921,905,871
		(5,319,255,571)	882,291,467
來自(用於)融資業務之現金淨額			
已付少數股東股息		**(6,000,000)**	—
新增之銀行貸款		**3,882,393,620**	2,122,684,163
償還銀行貸款		**(3,647,827,250)**	(3,221,828,500)
購回本公司股份		**(336,725,644)**	(80,069,150)
發行股份所得款項 (已扣除發行股份相關費用90,942,639港元)		**4,214,457,361**	—
其他融資業務		**(86,606,548)**	(762,095,994)
		4,019,691,539	(1,941,309,481)
現金及現金等值(減少)增加淨額		**(110,903,422)**	1,576,922,418
期初之現金及現金等值		**3,132,325,533**	2,972,714,890
匯兑率改變之影響		**1,419,619**	2,619,533
期終之現金及現金等值		**3,022,841,730**	4,552,256,841
現金及現金等值結餘之分析：			
定期存款、銀行存款及現金		**3,022,841,730**	4,552,256,841

1. 編製基準

本精簡綜合財務報告書乃根據香港聯合交易所有限公司證券上市規則附錄16內適用之披露規定及香港會計師公會(「香港會計師公會」)頒佈之香港會計準則第34號「中期財務報告」之規定編製。

2. 主要會計政策

本精簡綜合財務報告書乃按歷史成本法編製，惟投資物業及若干金融工具按公平值計算。

編製此精簡綜合財務報告書所採納會計政策與截至二零零七年六月三十日止年度本集團之財務報告書所採納均屬一致。

本中期期間，本集團首次應用以下由香港會計師公會頒佈並對本集團於二零零七年七月一日開始之財政年度生效之新訂準則、修訂及詮釋(「新香港財務報告準則」)。

香港會計準則第1號(修訂)	資本披露
香港財務報告準則第7號	金融工具「披露」
香港(國際財務報告準則詮釋委員會)－詮釋第10號	中期財務報告及減值
香港(國際財務報告準則詮釋委員會)－詮釋第11號	香港財務報告準則第2號「集團及庫存股份交易」

採納此等新香港財務報告準則對本集團本期或以往會計期間之業績或財務狀況並無重大影響。因此，並無確認任何前期調整。

本集團並無提早應用下列已頒佈惟尚未生效之新及經修訂準則或詮釋。

香港會計準則第1號(經修訂)	財務報告書之呈列[1]
香港會計準則第23號(經修訂)	借貸成本[1]
香港財務報告準則第8號	營運分部[1]
香港(國際財務報告準則詮釋委員會)－詮釋第12號	服務經營權安排[2]
香港(國際財務報告準則詮釋委員會)－詮釋第13號	客戶忠誠計劃[3]
香港(國際財務報告準則詮釋委員會)－詮釋第14號	香港會計準則第19號「界定福利資產之限制、最低資金要求及其相互關係」[2]

[1] 於二零零九年一月一日或之後開始之年度期間生效。
[2] 於二零零八年一月一日或之後開始之年度期間生效。
[3] 於二零零八年七月一日或之後開始之年度期間生效。

本公司之董事預期應用該等準則或詮釋對本集團之業績及財務狀況並無重大影響。

3. 分部資料

業務分部

作為管理用途，本集團目前由五個經營分區組成－物業、證券投資、財務、酒店及物業管理、服務及其他。以本集團申報其主要分部資料為基準之經營分區如下：

二零零七年十二月三十一日止六個月

	物業 *港元*	證券投資 *港元*	財務 *港元*	酒店 *港元*	物業管理、服務及其他 *港元*	抵銷 *港元*	綜合 *港元*
營業額							
物業租賃	638,013,802	–	–	–	–	–	638,013,802
物業銷售	3,359,005,818	–	–	–	–	–	3,359,005,818
酒店經營	–	–	–	231,491,459	–	–	231,491,459
管理服務	36,601,263	–	–	–	247,772,314	–	284,373,577
股票投資及買賣	–	51,436,396	–	–	–	–	51,436,396
財務	–	–	5,487,756	–	–	–	5,487,756
	4,033,620,883	51,436,396	5,487,756	231,491,459	247,772,314	–	4,569,808,808
內部分部銷售*	–	–	–	–	12,529,550	(12,529,550)	–
分部收入	4,033,620,883	51,436,396	5,487,756	231,491,459	260,301,864	(12,529,550)	4,569,808,808
其他收益	21,475,890	9,449	878,159	1,560,160	190,084,845	–	214,008,503
總額	4,055,096,773	51,445,845	6,365,915	233,051,619	450,386,709	(12,529,550)	4,783,817,311
分部業績	4,272,670,406	435,261,577	6,365,915	129,977,177	263,120,420	–	5,107,395,495
未分配企業支出							(386,404,432)
財務收益淨額							23,045,720
應佔聯營公司業績							920,666,027
除稅前溢利							5,664,702,810
所得稅項							(843,700,408)
期內溢利							4,821,002,402

3. 分部資料 *(續)*

業務分部 *(續)*

二零零六年十二月三十一日止六個月

	物業 *港元*	證券投資 *港元*	財務 *港元*	酒店 *港元*	物業管理、服務及其他 *港元*	抵銷 *港元*	綜合 *港元*
營業額							
物業租賃	559,892,381	–	–	–	–	–	559,892,381
物業銷售	92,869,750	–	–	–	–	–	92,869,750
酒店經營	–	–	–	197,501,494	–	–	197,501,494
管理服務	34,492,860	–	–	–	226,289,598	–	260,782,458
股票投資及買賣	–	28,575,854	–	–	–	–	28,575,854
財務	–	–	8,341,456	–	–	–	8,341,456
	687,254,991	28,575,854	8,341,456	197,501,494	226,289,598	–	1,147,963,393
內部分部銷售*	–	–	–	–	11,802,678	(11,802,678)	–
分部收入	687,254,991	28,575,854	8,341,456	197,501,494	238,092,276	(11,802,678)	1,147,963,393
其他收益	13,537,772	18,500,267	1,695,059	61,596	14,650,542	–	48,445,236
總額	700,792,763	47,076,121	10,036,515	197,563,090	252,742,818	(11,802,678)	1,196,408,629
分部業績	1,245,026,063	179,810,881	10,036,515	97,893,365	84,466,509	–	1,617,233,333
未分配企業支出							(260,377,560)
財務成本淨額							(109,587,064)
應佔聯營公司業績							503,795,406
除税前溢利							1,751,064,115
所得税項							(193,171,892)
期內溢利							1,557,892,223

* *內部分部銷售乃按照雙方協定之成本加邊際利潤基準計算。*

4. 財務收益

	六個月止 二零零七年 十二月三十一日 *港元*	六個月止 二零零六年 十二月三十一日 *港元*
利息收益：		
借予聯營公司之款項	**22,098,911**	34,888,412
借予被投資公司之款項	**406,150**	3,528,711
銀行存款	**66,389,276**	35,915,156
借予聯營公司之非流動免息款項之估算利息收益	**144,617,406**	108,809,313
財務擔保收益	**1,746,173**	1,356,245
	235,257,916	184,497,837

5. 財務成本

	六個月止 二零零七年 十二月三十一日 *港元*	 二零零六年 十二月三十一日 *港元*
須於五年內全數償還之銀行及其他貸款之利息支出	**346,789,107**	399,585,124
可換股債券之實際利息費用	**–**	21,162,004
聯營公司提供之非流動免息借款之估算利息費用	**33,917,052**	30,700,501
貸款融資之安排費用及財務開支	**7,482,300**	11,308,458
	388,188,459	462,756,087
減：已撥充發展中物業成本之數額	**(175,976,263)**	(168,671,186)
	212,212,196	294,084,901

6. 應佔聯營公司業績

應佔聯營公司業績包括應佔聯營公司投資物業公平值增加516,117,851港元 *(二零零六年十二月三十一日止六個月：149,858,769港元)* 已確認於聯營公司之收益表內。

7. 除税前溢利

	六個月止 二零零七年 十二月三十一日 *港元*	 二零零六年 十二月三十一日 *港元*
除税前溢利已扣除 (計入) 下列項目：		
預付土地租賃款項攤銷 (包括在行政費用內)	**2,462,004**	2,289,276
出售物業成本確認	**1,830,171,604**	33,730,321
酒店存貨成本確認	**22,950,320**	21,347,986
業主經營之酒店物業折舊	**4,844,819**	4,610,086
物業、廠房及設備折舊	**10,362,147**	10,272,831
出售物業、廠房及設備之虧損 (溢利)	**30,125**	(11,623)

8. 所得稅項

	六個月止	
	二零零七年十二月三十一日	二零零六年十二月三十一日
	港元	*港元*
支出包括：		
本公司及其附屬公司應估稅項		
香港利得稅	**372,860,791**	55,200,351
海外	**20,913,751**	24,515,537
	393,774,542	79,715,888
遞延稅項	**449,925,866**	113,456,004
	843,700,408	193,171,892

香港利得稅乃根據管理層對全年財政年度最佳估計之每年加權平均所得稅率確認。估計每年加權平均所得稅率為17.5% *(截至二零零六年十二月三十一日止六個月：17.5%)*。

中華人民共和國及其他地區應課稅溢利之稅項乃根據管理層最佳估計適用於本集團經營業務之國家及地區之每年加權平均所得稅率確認。

稅務局就一間全資附屬公司信和財務有限公司(「信和財務」)一九九五／九六至一九九九／二零零零之課稅年度進行稅務查詢，並發出合共大約326,160,000港元額外評稅通知單予信和財務，信和財務已向稅務局提出反對。稅務局同意暫緩此稅務徵稅但須為該課稅年度購買約109,940,000港元儲稅券，本集團已購買有關之儲稅券。考慮稅務顧問之意見後並鑑於此等稅務查詢仍處於資料搜集階段，本公司之董事會認為現階段無法預測查詢結果。董事會同時認為支付額外稅款之可能性不大，因此，並無為此而作出撥備。

稅務局又就一間全資附屬公司城邦有限公司(「城邦」)一九九八／九九至二零零一／零二之課稅年度進行稅務查詢，並發出大約263,438,000港元額外評稅通知單予城邦，城邦已向稅務局提出反對。稅務局同意暫緩此稅務徵稅但須為該課稅年度購買約131,719,000港元之儲稅券，本集團已購買有關之儲稅券。考慮稅務顧問之意見後，本公司之董事會相信城邦有足夠理據對稅務局發出之評稅提出異議，因此，並無為此而作出撥備。

9. 已派發股息

	六個月止	
	二零零七年十二月三十一日	二零零六年十二月三十一日
	港元	*港元*
二零零七年六月三十日止年度已派發末期息每股30港仙 *(二零零六年六月三十日止年度：每股30港仙)*，每股附有以股代息認購權	**1,443,681,200**	1,347,557,347

董事會宣佈派發截至二零零七年十二月三十一日止六個月之中期息每股10港仙 *(二零零六年十二月三十一日止六個月：每股8.5港仙)* 予於二零零八年四月十六日登記在本公司股東名冊之股東。

10. 每股盈利

本公司權益持有人應佔之每股基本及攤薄後盈利乃根據下列數據計算：

	六個月止	
	二零零七年十二月三十一日	二零零六年十二月三十一日
	港元	*港元*
用以計算每股基本盈利之盈利	**4,729,641,594**	1,519,137,234
可能有攤薄影響之普通股：		
除税後財務成本減少淨額	**–**	17,458,654
用以計算每股攤薄後盈利之盈利	**4,729,641,594**	1,536,595,888
	股份數目	股份數目
用以計算每股基本盈利之普通股之加權平均數	**4,717,604,029**	4,379,840,211
可能有攤薄影響之普通股：		
可換股債券	**–**	188,502,151
用以計算每股攤薄後盈利之普通股之加權平均數	**4,717,604,029**	4,568,342,362

11. 投資物業

本集團之投資物業已於二零零七年十二月三十一日及二零零七年六月三十日由卓德萊坊測量師行有限公司 (與本集團並無關聯之獨立測計師) 按公平值估值。此估值乃根據相若物業最近之市場價格作參考，並與國際估值基準同屬一致。截至二零零七年十二月三十一日止六個月內，新增之投資物業數額為5,029,494,832港元 *(二零零六年十二月三十一日止六個月：32,734,397港元)*。

12. 物業、廠房及設備

截至二零零七年十二月三十一日止六個月內，新增之物業、廠房及設備數額為22,267,696港元 *(二零零六年十二月三十一日止六個月：7,799,588港元)*。

13. 投資聯營公司權益

	二零零七年 十二月三十一日 *港元*	二零零七年 六月三十日 *港元*
投資聯營公司權益：		
無牌價股份成本值	**2,171,631,781**	2,503,504,706
應佔收購後溢利	**3,294,592,491**	2,953,604,493
商譽	**142,498,716**	142,498,716
	5,608,722,988	5,599,607,915

稅務局就本集團之聯營公司坤貿有限公司之全資附屬公司廣滔投資有限公司(「廣滔」)由一九九四／九五至二零零二／零三之課稅年度及Erleigh Investment Limited之全資附屬公司Murdoch Investments Inc.(「MII」)由一九九四／九五至一九九九／二零零零之課稅年度就其若干貸款利息及相關費用之扣減進行稅務查詢，並分別發出合共大約396,088,000港元及71,109,000港元額外評稅通知單予廣滔及MII，廣滔及MII已向稅務局提出反對。稅務局同意暫緩此稅務徵稅但須為該課稅年度購買分別約為212,061,000港元及18,212,000港元之儲稅券，相關公司已購買有關之儲稅券。於二零零七年十二月三十一日本集團應佔數額估計分別大約為99,022,000港元及31,999,000港元。聯同稅務顧問意見，廣滔及MII管理層確定其堅決反對稅務局發出之有關評稅。廣滔及MII管理層認為現階段無法預測此課稅／上訴之結果，管理層同時認為支付額外稅款之可能性不大，因此，廣滔及MII並無為此作出撥備。

本公司之董事會已知悉上述事件及提出查詢。本公司之董事會認為上述事件並無重大進展及改變。

14. 應收賬款及其他應收

應收賬款及其他應收包括應收貿易賬款1,465,968,599港元 *(二零零七年六月三十日：3,470,742,516港元)*，此等應收貿易賬款主要為預開發票及預期見票兌付之應收租金及應收物業銷售收入。

於報告日之應收貿易賬款之賬齡分析如下：

	二零零七年十二月三十一日 *港元*	二零零七年六月三十日 *港元*
0 － 30日	**1,401,397,938**	3,362,513,877
31 － 60日	**24,867,769**	30,644,229
61 － 90日	**11,673,473**	8,511,773
超過90日	**28,029,419**	69,072,637
	1,465,968,599	3,470,742,516

超過90日之應收貿易賬款為28,029,419港元 *(二零零七年六月三十日：69,072,637港元)* 足以被所收該等客戶之租金訂金所保障，根據本集團之撥備政策，毋須為該等應收賬款作出撥備。

15. 應付賬款及其他應付

應付賬款及其他應付包括應付貿易賬款278,957,628港元 *(二零零七年六月三十日：389,281,818港元)*。

於報告日之應付貿易賬款之賬齡分析如下：

	二零零七年十二月三十一日 *港元*	二零零七年六月三十日 *港元*
0 － 30日	**214,669,122**	344,065,103
31 － 60日	**29,568,597**	20,914,377
61 － 90日	**20,934,592**	9,027,243
超過90日	**13,785,317**	15,275,095
	278,957,628	389,281,818

16. 銀行借款

截至二零零七年十二月三十一日止六個月內，本集團取得新銀行貸款為3,882,393,620港元 *(二零零六年十二月三十一日止六個月：2,122,684,163港元)*。貸款利息按市場利率計算。所得款項主要用作償還銀行貸款。

17. 股本

	每股面值 1.00港元 之普通股 股份數目	面值 *港元*
法定股本：		
於二零零七年七月一日及二零零七年十二月三十一日	6,000,000,000	6,000,000,000
已發行及繳足股本：		
於二零零七年七月一日	4,610,386,667	4,610,386,667
代替現金股息所發行之股份	46,266,032	46,266,032
購回並註銷股份	(18,116,000)	(18,116,000)
配股	220,000,000	220,000,000
於二零零七年十二月三十一日	**4,858,536,699**	**4,858,536,699**

期內，於聯交所購回18,116,000股之普通股股份已註銷。期內全部已註銷之股份面值為18,116,000港元已撥入資本贖回儲備及其相關之代價總額為336,725,644港元則自本公司之保留溢利支付。

於二零零七年十二月十三日，本公司按每股發行價25.87港元，合共發行及配發46,266,032股每股面值1.00港元之普通股股份，以代替現金股息，作為二零零七年度之末期息。

於二零零七年九月二十四日，本公司以先舊後新方式配售220,000,000股每股面值1.00港元之普通股股份，作價每股19.57港元。所得款項已用作購買土地及本公司之營運資金。

期內發行之股份在各方面與現時股份均享有同等權益。

18. 收購附屬公司

(a) 收購資產及負債

於二零零七年十二月二十一日，本集團分別增購Benefit Bright (B.V.I.) Limited 及 Harvest Sun (B.V.I.) Limited之57.5%及60%，合共作價為2,109,371,718港元(已扣除買入現金結餘242,389,507港元)。此等公司從事於物業投資業務。於收購前，本集團已持有Benefit Bright (B.V.I.) Limited 42.5% 之權益、Harvest Sun (B.V.I.) Limited 30% 之權益及已列賬於投資聯營公司權益。此等公司已於收購後成為附屬公司。

18. 收購附屬公司 *(續)*

(b) 收購業務

於二零零七年十二月二十一日，本集團分別收購奧海城二期財務有限公司及奧海城二期管理有限公司之 50% 及 57.5% 已發行股本，合共作價為5,381,016港元。於收購前，本集團已持有奧海城二期財務有限公司 50% 之權益、奧海城二期管理有限公司 42.5% 之權益及已列賬於投資聯營公司權益。此等公司已於收購後成為附屬公司。收購奧海城二期財務有限公司及奧海城二期管理有限公司已根據購買法入賬。

收購資產淨值之交易詳情如下：

	奧海城二期財務有限公司 被收購者合併前之賬面值及公平值 *港元*	奧海城二期管理有限公司 被收購者合併前之賬面值及公平值 *港元*	總額 *港元*
收購資產淨值：			
應收貸款	3,346,404	–	3,346,404
應收賬款及其他應收	6,746,576	–	6,746,576
銀行存款	777,420	52,121,779	52,899,199
應付賬款及其他應付	(121,006)	(52,109,922)	(52,230,928)
應付無抵押貸款	(14,334,149)	–	(14,334,149)
應付稅項	–	(648)	(648)
	(3,584,755)	11,209	(3,573,546)
轉讓應付無抵押貸款	7,167,296	–	7,167,296
			3,593,750
收購前所持之投資聯營公司權益	1,792,030	(4,764)	1,787,266
	5,374,571	6,445	5,381,016
收購業務之現金作價總額			5,381,016
收購時產生之現金流入淨額：			
現金作價			5,381,016
所收購之銀行存款			(52,899,199)
			(47,518,183)

19. 資產按揭

(a) 於二零零七年十二月三十一日，本集團所取得之銀行貸款及其他貸款融資合共數額約20,830,511,000港元 *(二零零七年六月三十日：20,766,056,000港元)*，以本集團若干物業、定期存款及銀行存款數額約36,089,000,000港元 *(二零零七年六月三十日：39,948,000,000港元)* 作為抵押。於上述結算日已被動用之貸款約14,036,441,000港元 *(二零零七年六月三十日：14,222,726,000港元)*。

(b) 於二零零七年十二月三十一日，若干聯營公司投資及借予若干聯營公司款項數額約4,835,000,000港元 *(二零零七年六月三十日：3,899,000,000港元)*，以及聯營公司之若干資產，已作抵押或轉讓以取得銀行或財務機構提供予該等公司之貸款融資。

20. 承擔及或然負債

(a) 除披露於附註8外，於資產負債表結算日，本集團未於精簡綜合財務報告書內撥備之承擔及或然負債如下：

	二零零七年十二月三十一日 *港元*	二零零七年六月三十日 *港元*
(i) 應付土地溢價之承擔	**1,776,457,406**	—
(ii) 就銀行貸款作出之擔保		
聯營公司		
－已動用	**6,341,200,000**	5,581,150,000
－未動用	**2,503,950,000**	1,999,300,000
擔保總額	**8,845,150,000**	7,580,450,000

擔保數額中20,233,065港元 *(二零零七年六月三十日：9,366,238港元)* 已於本精簡綜合財務報告書內確認為財務擔保合約。

20. 承擔及或然負債 *(續)*

(b) 於資產負債表結算日，應佔聯營公司之承擔及或然負債如下：

	二零零七年 十二月三十一日 *港元*	二零零七年 六月三十日 *港元*
(i) 應佔應付土地溢價之承擔	**1,490,427,500**	–
(ii) 應佔聯營公司因稅務事項所產生之或然負債	**131,021,000**	131,021,000

(c) 有關本公司及其全資附屬公司 Mariner International Hotels Limited（合稱「Mariner」）與恒隆集團有限公司及其附屬公司 Atlas Limited（合稱「恒隆」），就協議收購一間擁有新界荃灣油柑頭物業（用以發展成為一間酒店）之公司之法律訴訟，終審法院於二零零七年二月五日就 Mariner 針對恒隆提出之上訴宣佈判決，裁定 Mariner 下列各項上訴得直：(i) 宣告高等法院及上訴庭之判決無效；(ii) 宣告恒隆違反協議；(iii) 下令恒隆退還按金連同利息予 Mariner（如各訂約方未能議定利息，則由高等法院作出評估）；(iv) 將 Mariner 的損害賠償交由高等法院作出評估；及 (v) 指示（各級）司法程序產生之費用由各訂約方以書面陳詞處理。

於二零零七年二月六日，恒隆償還按金總額合共321,000,000港元予 Mariner。於二零零八年一月十五日，高等法院就用作計算 Mariner 所支付訂金之利息費用之利率宣佈其決定。於二零零八年一月十六日，根據高等法院之決定，恒隆支付利息費用總額約178,000,000港元予 Mariner。餘下之損害賠償及費用將由法院議定或決定。

21. 結算日後之事項

於二零零八年一月十八日，本公司之全資附屬公司瑞凱投資有限公司與凱德置地中國控股私人有限公司及 CRL (HK) Pte Ltd 訂立協議，據此，瑞凱投資有限公司以作價44,635,642港元收購由凱德置地中國控股私人有限公司及 CRL (HK) Pte Ltd 持有之 Harvest Sun (B.V.I.) Limited 餘下10% 已發行股本。

於收購後，Harvest Sun (B.V.I.) Limited已成為本公司之全資附屬公司。

暫停辦理股份過戶登記手續

本公司將由二零零八年四月十四日(星期一)至二零零八年四月十六日(星期三),首尾兩天包括在內,暫停辦理股份過戶登記手續。二零零八年四月十六日(星期三)辦公時間結束時為中期股息之記錄日期。

要取得獲派發中期股息之資格,各股東最遲須於二零零八年四月十一日(星期五)下午四時三十分前,將所有股份過戶文件連同有關股票送達本公司之股票登記處 — 卓佳標準有限公司,地址為香港皇后大道東28號金鐘匯中心26樓,辦理登記手續。

購買、售賣或贖回本公司之上市證券

中期年度內,本公司以總代價316,329,052港元於香港聯合交易所有限公司購回本公司16,872,000股普通股。董事會作出股份回購是為提高股東利益。購回詳情如下:

購回月份	購回普通股總數	購回每股最高價 *港元*	購回每股最低價 *港元*	總代價 *港元*
二零零七年七月	3,196,000	17.96	16.02	53,499,452
二零零七年八月	2,140,000	16.98	14.02	34,887,195
二零零七年九月	9,878,000	19.82	19.50	195,242,600
二零零七年十月	1,658,000	20.35	19.16	32,699,805
	16,872,000			316,329,052

所有回購股份已於本中期年度內交付股票及註銷股份。1,244,000股普通股於截至二零零七年六月三十日止財務年度期間購回之股份,於本中期年度內註銷。中期年度內註銷之所有股份,面值總額18,116,000港元已撥入資本贖回儲備,而有關代價總額336,725,644港元則由本公司之保留溢利支付。

除以上所列,本公司及其各附屬公司於本中期年度內並無購買、售賣或贖回本公司之任何上市證券。

董事所持有本公司及其相聯法團之股份及債權證

根據證券及期貨條例(「證券條例」)第XV部第352條規定備存的登記冊記載，或依據載於香港聯合交易所有限公司證券上市規則(「上市規則」)內上市公司董事進行證券交易的標準守則(「標準守則」)，通知本公司及香港聯合交易所有限公司，董事於二零零七年十二月三十一日在本公司及證券條例下所指相聯法團的股份、相關股份及債權證中擁有的權益及淡倉載列如下：

(甲) 本公司股份之好倉

董事姓名	普通股數目	身份及權益類別	所佔已發行股份百分比
黃志祥先生	2,835,202	126,593股為實益擁有及 2,708,609股為配偶權益	0.05%
夏佳理議員，GBS, CVO, OBE, JP	1,044,095	實益擁有人	0.02%
盛智文博士，GBS, JP	–	–	–
李民橋先生	–	–	–
傅育寧博士	–	–	–
唐國通先生	–	–	–
余惠偉先生	–	–	–
鄧永鏞先生	–	–	–
黃永光先生	72,568	實益擁有人	≃ 0%

(乙) 相聯法團股份之好倉

(i) 控股公司

尖沙咀置業集團有限公司

董事姓名	普通股數目	身份及權益類別	所佔已發行股份百分比
黃志祥先生	555,006	實益擁有人	0.03%
夏佳理議員，GBS, CVO, OBE, JP	60,000	實益擁有人	≃ 0%
盛智文博士，GBS, JP	–	–	–
李民橋先生	–	–	–
傅育寧博士	–	–	–
唐國通先生	–	–	–
余惠偉先生	–	–	–
鄧永鏞先生	–	–	–
黃永光先生	–	–	–

(乙) 相聯法團股份之好倉 *(續)*

(ii) 聯營公司

由於黃志祥先生經受控公司持有下列公司股份權益，因而被視為擁有下列公司權益：

聯營公司名稱	普通股數目	所佔已發行股份百分比
駿商有限公司	50 *(附註 1 & 2)*	50%
Brighton Land Investment Limited	1,000,002 *(附註 1 & 3)*	100%
Dramstar Company Limited	440 *(附註 1 & 4)*	44%
霸滔有限公司	1 *(附註 1 & 5)*	50%
Erleigh Investment Limited	110 *(附註 1 & 5)*	55%
長誠財務有限公司	1 *(附註 1 & 5)*	50%
霸都財務有限公司	5 *(附註 1 & 6)*	50%
霸都置業有限公司	5,000 *(附註 1 & 6)*	50%
藍灣半島物業管理有限公司	10 *(附註 1 & 5)*	50%
旋翠有限公司	500,000 *(附註 1 & 5)*	50%
擴財有限公司	1 *(附註 1 & 7)*	50%
Murdoch Investments Inc.	2 *(附註 1 & 3)*	100%
允傑發展有限公司	20,000 *(附註 1 & 8)*	10%
Rich Century Investment Limited	500,000 *(附註 1 & 5)*	50%
銀寧投資有限公司	10 *(附註 1 & 5)*	50%
Sino Club Limited	2 *(附註 9)*	100%
信和停車場管理有限公司	450,000 *(附註 10)*	50%
信和地產代理有限公司	50,000 *(附註 10)*	50%

附註:

1. *Osborne Investments Ltd. (「Osborne」) 乃Seaview Assets Limited全資附屬公司。Seaview Assets Limited是由黃志祥先生控制50%的Boswell Holdings Limited全資擁有。*

2. *股份由Osborne全資附屬公司Devlin Limited所持有。*

3. *股份由Osborne控制55%的Erleigh Investment Limited所持有。*

4. *股份由Osborne控制50%的旋翠有限公司所持有。*

5. *股份由Osborne所持有。*

6. *股份由Osborne全資附屬公司城姿有限公司所持有。*

7. *股份由Osborne全資附屬公司渤榮有限公司所持有。*

8. *股份由Osborne全資附屬公司Goegan Godown Limited所持有。*

9. *股份由Deansky Investments Limited控制50%的信和地產代理有限公司所持有。Deansky Investments Limited由黃志祥先生100%控制。*

10. *股份由Deansky Investments Limited所持有。*

除上文所披露者外，於二零零七年十二月三十一日，概無董事於本公司或任何相聯法團之股份、相關股份及債權證中，擁有或視作擁有任何權益或淡倉，並載於本公司依據證券條例第352條規定備存之登記冊內，或根據標準守則須知會本公司及香港聯合交易所有限公司。

主要股東及其他股東權益

於二零零七年十二月三十一日，下列主要股東及其他股東於本公司股份及相關股份中，擁有須根據證券條例第XV部第336條所存置之登記冊內的權益及淡倉載列如下:

本公司股份之好倉

主要股東姓名	普通股數目	身份及權益類別	所佔已發行股份百分比
黃廷方先生	2,563,416,942 *(附註1、2 & 6)*	26,759,682股為實益擁有，3,563,557股為配偶權益及2,533,093,703股為受控法團權益	52.76%
尖沙咀置業集團有限公司	2,458,772,863 *(附註1(a)、1(b)、2 & 6)*	1,132,371,010股為實益擁有及1,326,401,853股為受控法團權益	50.60%

其他股東姓名	普通股數目	身份及權益類別	所佔已發行股份百分比
堅固資本控股有限公司	342,644,175	342,493,931股為保證權益及150,244股為實益擁有	7.05%
Spangle Investment Limited	302,307,845 *(附註2)*	實益擁有人	6.22%
陳廷驊先生	299,569,043 *(附註3 & 5)*	受控法團權益	6.17%
陳楊福娥女士	299,569,043 *(附註3、4 & 5)*	配偶權益	6.17%
Xing Feng Investments Limited	299,569,043 *(附註3 & 5)*	受控法團權益	6.17%
興智投資有限公司	299,569,043 *(附註3 & 5)*	實益擁有人	6.17%
嘉輝地產發展有限公司	264,684,903 *(附註6)*	實益擁有人	5.44%

本公司股份之好倉 *(續)*

附註：

1. *關於受控法團所持之2,533,093,703股：*

   (a) *1,132,371,010股由黃廷方先生擁有71.75%股份權益之尖沙咀置業集團有限公司持有；*

   (b) (i) *34,719,887股由尖沙咀置業集團有限公司之全資附屬公司南隆地產發展有限公司控權95.23%之Orchard Centre Holdings (Private) Limited所持有；及*

   (ii) *1,291,681,966股由尖沙咀置業集團有限公司其他若干全資附屬公司持有(包括由Spangle Investment Limited所持有的302,307,845股(附註2)及由嘉輝地產發展有限公司所持有的264,684,903股(附註6))；及*

   (c) *74,320,840股由黃廷方先生控權100%之公司所持有 — 939股由Fanlight Investment Limited持有，26,898,027股由Karaganda Investments Inc.持有，11,552,395股由Orient Creation Limited持有，5,614,749股由Strathallan Investment Limited持有，16,922,942股由Strong Investments Limited持有，13,040,798股由Tamworth Investment Limited持有及290,990股由Transpire Investment Limited持有。*

2. *302,307,845股由尖沙咀置業集團有限公司之全資附屬公司Spangle Investment Limited持有。該股份於黃廷方先生及尖沙咀置業集團有限公司之股份權益是重複的。*

3. *299,569,043股之好倉由興智投資有限公司持有。興智投資有限公司乃由陳廷驊先生控權100%的Xing Feng Investments Limited全資擁有。*

4. *陳楊福娥女士為陳廷驊先生的配偶，故被視為擁有陳先生所持有之股份權益。*

5. *陳廷驊先生、陳楊福娥女士、Xing Feng Investments Limited及興智投資有限公司所擁有之股份權益是重複的。*

6. *264,684,903股由尖沙咀置業集團有限公司之全資附屬公司嘉輝地產發展有限公司持有。該股份於黃廷方先生及尖沙咀置業集團有限公司之股份權益是重複的。*

除上文所披露者外，據本公司董事所知，於二零零七年十二月三十一日概無其他人士於本公司之股份及相關股份中擁有任何權益或淡倉，並載於本公司依據證券條例第336條規定備存之登記冊內，或是本公司之主要股東。

根據上市規則第13.22條之披露

本公司根據上市規則第13.22條，披露以下關於聯屬公司所呈報之最近財政期間終結時之債務、資本承擔及或然負債。

	於 二零零七年 十二月三十一日 *港元*	於 二零零七年 六月三十日 *港元*
本集團應佔聯屬公司之總債務		
銀行貸款	**7,399,478,865**	6,692,137,173
本集團提供之借款	**11,820,752,959**	10,495,368,071
	19,220,231,824	17,187,505,244
本集團應佔聯屬公司之應付土地溢價之承擔	**1,490,427,500**	—
本集團應佔聯屬公司之或然負債	**131,021,000**	131,021,000

附註：上述之「聯屬公司」指本集團之聯營公司。

遵守規章委員會

為加強本集團之企業管治，本公司於二零零四年八月三十日，成立遵守規章委員會。委員會設有兩種匯報機制，主要匯報機制是透過法律、遵守規章及公司秘書董事（委員會主席）向董事會匯報，而次要匯報機制則向審核委員會匯報。現時的委員會成員包括法律、遵守規章及公司秘書董事（委員會主席）、其他執行董事、法律及公司秘書部門兩名主管、集團總經理（酒店）、財務總裁、內部審核部門主管、各部門主管及遵守規章主任。委員會每兩個月舉行定期會議，檢討本集團之企業管治及遵守上市規則事宜，並向董事會及審核委員會提交有關建議。

審核委員會

本公司於一九九八年九月二十三日成立審核委員會。委員會須向董事會負責，自成立以來定期舉行會議，檢討本集團之財務申報程序及內部監控，並提供改善建議。現時委員會成員包括獨立非執行董事李民橋先生(委員會主席)、盛智文博士，GBS, JP及傅育寧博士。

於二零零八年第一季度內，審核委員會已審閱本集團採納之會計政策及實務準則及截至二零零七年十二月三十一日止六個月之中期報告書。

薪酬委員會

本公司已於二零零五年六月二十三日成立薪酬委員會並採納其職權範圍。委員會由三位成員組成，以獨立非執行董事佔大多數。委員會主席為執行董事黃永光先生，其餘兩位成員為獨立非執行董事盛智文博士，GBS, JP及李民橋先生。

薪酬委員會須就本公司董事及高級管理層的全體薪酬政策及架構，及就制訂該政策及架構而建立之正規及具透明度的程序，向董事會提交建議。制訂其建議時，委員會將諮詢主席，考慮的因素包括但不限於同類公司支付的薪酬、集團內其他職位的僱用條件及應否按表現釐訂薪酬。委員會將每年最少舉行一次會議，就集團之薪酬政策(包括董事及高級管理層之薪酬)向董事會提出建議。

證券交易守則

本公司已採納一套不低於上市規則所載標準守則所訂標準的董事證券交易守則(「本公司守則」)。本公司已向全體董事作出特定查詢，全體董事已確認，彼等已於截至二零零七年十二月三十一日止六個月內，遵守本公司守則規定之標準。

本公司亦已採納一套不低於標準守則所訂標準的僱員買賣公司證券守則，適用於可能擁有與本公司證券有關而未經公佈的股價敏感資料之有關僱員。

企業管治常規守則之遵守

本公司於截至二零零七年十二月三十一日止六個月內，已遵守載於上市規則附錄十四之所有企業管治常規守則條文，惟主席及行政總裁的角色(現時均由董事會主席擔任)並無區分。

董事會認為現行的管理架構一直有助促進本公司之營運及業務發展，而且具備良好企業管理常規之必要監控及制衡機制。董事會的策略及政策之執行，以及每一業務單元之營運，均由獲委派之執行董事所監督及檢測。董事會認為現行安排一直有效地協助其完滿履行職責。此外，三位獨立非執行董事，亦一直貢獻寶貴的獨立觀點及建議，供董事會考慮及決策。董事會將定期檢討管理架構，確保其一直符合目標並與業內常規看齊。

承董事會命
秘書
葉世光

香港，二零零八年三月十八日

Deloitte.
德勤

致信和置業有限公司董事會

引言

本行已審閱載於第52至67頁之中期財務資料，當中包括信和置業有限公司及其附屬公司於二零零七年十二月三十一日之精簡綜合資產負債表，以及截至該日止六個月期間之相關精簡綜合收益表、精簡綜合股東權益變動表及精簡現金流量表以及若干附註解釋。根據香港聯合交易所有限公司主板證券上市規則規定，編製中期財務資料報告須遵照其項下相關條文規定及香港會計師公會頒佈之香港會計準則第34號「中期財務報告」。董事之責任為根據香港會計準則第34號編製及呈列中期財務資料。本行之責任乃根據本行之審閱結果就中期財務資料提出結論，並按照本行協定之聘用條款，僅向 閣下全體報告。除此以外，本報告不可作其他用途。本行概不就本報告的內容對任何其他人士負責或承擔法律責任。

審閱範圍

本行已根據香港會計師公會頒佈之《香港審閱委聘準則》第2410號「實體獨立核數師對中期財務資料之審閱」進行審閱。審閱中期財務資料主要包括向負責財務及會計事務之人士作出查詢，並應用分析性及其他審閱程序。審閱範圍遠少於根據香港核數準則進行審核之範圍，故本行未能保證本行將知悉在審核中可能發現之所有重大事項。因此，本行不會發表審核意見。

結論

根據本行之審閱，本行並無發現任何事項致使本行相信中期財務資料未有於各重大方面根據香港會計準則第34號編製。

德勤 • 關黃陳方會計師行
執業會計師
香港
二零零八年三月十八日

END